UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

BBVA

January-March 2016

Our Purpose: To bring the age of opportunity to everyone

BBVA
BBVA

1Q16

January-March

2016

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	31-03-16		Δ%	31-03-15		31-12-15
Balance sheet (million euros)
Total assets	740,947		10.2	672,598		750,078

Loans and advances to customers (gross)	428,515		14.3	374,873		432,855
Deposits from customers	408,971		20.4	339,675		403,069
Other customer funds	131,076		(1.3)	132,844		131,822

Total customer funds	540,047		14.3	472,519		534,891

Total equity	54,516		4.1	52,366		55,439

Income statement (million euros)
Net interest income	4,152		13.3	3,663		16,426
Gross income	5,788		2.8	5,632		23,680
Operating income	2,614		(8.5)	2,857		11,363
Income before tax	1,338		(7.2)	1,442		5,879
Net attributable profit	709		(53.8)	1,536		2,642
The BBVA share and share performance ratios
Number of shares (millions)	6,367		2.3	6,225		6,367
Share price (euros)	5.84		(37.9)	9.41		6.74
Earning per share (euros) (1)	0.10		(56.0)	0.23		0.38
Book value per share (euros)	7.29	(2)	(10.0)	8.15	(2)	7.47
Tangible book value per share (euros)	5.76	(2)	(12.7)	6.65	(2)	5.85
Market capitalization (million euros)	37,194		(36.5)	58,564		42,905
Yield (dividend/price; %)	6.3		46.0	4.3		5.5
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds)	5.6	(2)		8.8	(2)	5.2
ROTE (net attributable profit/average shareholders’ funds excluding intangible assets)	7.0	(2)		10.8	(2)	6.4
ROA (net income/average total assets)	0.52			0.73		0.46
RORWA (net income/average risk-weighted assets)	0.98			1.34		0.87
Efficiency ratio	54.8			49.3		52.0
Cost of risk	0.92			1.21		1.06
NPA ratio	5.3			5.6		5.4
NPA coverage ratio	74			65		74
Capital adequacy ratios (%) (3)
CET1	11.6			12.7		12.1
Tier I	12.1			12.7		12.1

Total ratio	15.0			15.8		15.0

Other information
Number of shareholders	942,343		(0.2)	944,631		934,244
Number of employees (4)	137,445		26.3	108,844		137,968
Number of branches (4)	9,173		24.6	7,360		9,145
Number of ATMs (4)	30,794		34.6	22,882		30,616

General note: From the third quarter of 2015, the total stake in Garanti is consolidated by the full integration method. For previous periods, the financial information provided in this document is presented integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

(1)	Adjusted by additional Tier I instrument remuneration.
(2)	Adjusted by the results of the dividend-option execution in April 2016 and April 2015 respectively.
(3)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 60% phase-in for 2016 and a 40% for 2015.
(4)	Includes Garanti since the third quarter 2015.

2	BBVA Group highlights

Group information

Relevant events

Results (pages 4-9)

•	Year-on-year changes are affected by the incorporation of Catalunya Banc (CX) in April 2015 and by the effects of the purchase of an additional 14.89% stake in Garanti, which has been incorporated into the Group’s financial statements by the full consolidation method since the third quarter of 2015.

•	Lack of corporate operations in the quarter.

•	Very negative effect of exchange rates against the euro of the main currencies that influence the Group’s financial statements.

•	Taking into account the stake in Garanti on a comparable basis, i.e. including it as if it had been incorporated by the full integration method since January 1, 2015, if the impact of corporate operations in the first quarter of 2015 is excluded, and if the exchange-rate effect is isolated, the most relevant aspects of the Group’s income statement in the quarter are as follows:

•	Positive performance of the most recurring revenues, in a context of very low interest rates in developed countries.

•	Reduced contribution from NTI as a result of lower sales in ALCO portfolios, volatility and low market activity.

•	Growth of operating expenses strongly influenced by the incorporation of CX, the high inflation in some countries and the exchange rate effect.

•	Reduction in impairment losses on financial assets.

Balance sheet and business activity (pages 10-11)

•	Over the quarter, gross lending to customers (excluding non-performing balances) has fallen slightly in the domestic sector (down 0.4%), despite the positive performance of new production, and declined 1.4% in the non-domestic sector due to the negative impact of exchange rates.

•	The Group’s non-performing loans have continued to decline, particularly in Spain (banking and real-estate activity).

•	Customer deposits under management have performed very well across the Group’s global footprint.

•	Off-balance-sheet funds have fallen slightly as a consequence of a very complex environment in the markets and negative effect of exchange rates.

Solvency (page 12)

•	Comfortable capital position (phased-in CET1 ratio of 11.6% and fully-loaded ratio of 10.5% as of the close of March 2016), above regulatory requirements, and with good quality (the fully-loaded leverage ratio is 6.3%).

•	In April, there was an issue of instruments eligible as additional Level 1 capital for €1,000m.

Risk management (pages 13-14)

•	Favorable performance of the main asset quality indicators: lower NPL ratio, stable coverage ratio and reduced cost of risk.

The BBVA share (pages 15-16)

•	There was a new bonus share issue in April to implement the “dividend-option”. On this occasion, the holders of 82.13% of the free allocation rights chose to receive new shares, which once more demonstrates the success of this remuneration system.

Other matters of interest

•	Announcement on March 7 of the acquisition of Holvi, a Helsinki-based online banking service for companies. This operation is part of BBVA’s strategy to expand its portfolio of digital businesses in order to complete the Group’s digital transformation.

•	The number of digital and mobile customers continues to increase (up 4.4% and 7.6%, respectively, over the quarter).

•	Intra-group mergers: The integration of Catalunya Banc, S.A, Banco Depositario BBVA, S.A. and Uno-e Bank, S.A. has begun within the framework of a reorganization process of banking subsidiaries of BBVA in Spain.

Relevant events	3

Results

BBVA Group’s earnings for the first quarter of 2016 were determined in general by a very negative impact of exchange rates against the euro of the main currencies that affect the Group’s financial statements, and by the lack of corporate operations. Unless expressly indicated otherwise, to better understand the changes in the Group’s earnings figures, the percentages given below refer to constant exchange rates.

In addition, it should be recalled that year-on-year changes are affected by the incorporation of CX in April 2015 and by the effects of the purchase of an additional

14.89% stake in Garanti, which has been incorporated into the Group’s financial statements by the full consolidation method since the third quarter of 2015. In order to make comparison against the same period of 2015 easier, the end of this section includes an income statement with rates of change that take into account the business area of Turkey on a comparable basis, i.e. including BBVA’s stake in Garanti as if it had been incorporated by the full integration method since January 1, 2015.

The most significant aspects of the Group’s income statement are as follows.

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2016	2015
	1Q	4Q	3Q	2Q	1Q
Net interest income	4,152	4,415	4,490	3,858	3,663
Net fees and commissions	1,161	1,263	1,225	1,140	1,077
Net trading income	357	451	133	650	775
Dividend income	45	127	52	194	42
Income by the equity method	7	(16)	3	18	3
Other operating income and expenses	66	(94)	76	62	73
Gross income	5,788	6,146	5,980	5,922	5,632
Operating expenses	(3,174)	(3,292)	(3,307)	(2,942)	(2,776)
Personnel expenses	(1,669)	(1,685)	(1,695)	(1,538)	(1,460)
General and administrative expenses	(1,161)	(1,268)	(1,252)	(1,106)	(1,024)
Depreciation and amortization	(344)	(340)	(360)	(299)	(291)
Operating income	2,614	2,853	2,673	2,980	2,857
Impairment on financial assets (net)	(1,033)	(1,057)	(1,074)	(1,089)	(1,119)
Provisions (net)	(181)	(157)	(182)	(164)	(230)
Other gains (losses)	(62)	(97)	(127)	(123)	(66)
Income before tax	1,338	1,544	1,289	1,604	1,442
Income tax	(362)	(332)	(294)	(429)	(386)
Net income from ongoing operations	976	1,212	995	1,175	1,056
Results from corporate operations (2)	—	4	(1,840)	144	583
Net income	976	1,215	(845)	1,319	1,639
Non-controlling interests	(266)	(275)	(212)	(97)	(103)
Net attributable profit	709	940	(1,057)	1,223	1,536
Net attributable profit excluding corporate operations	709	936	784	1,078	953
Earning per share (euros) (3)	0.10	0.14	(0.17)	0.18	0.23
Earning per share (excluding corporate operations; euros) (3)	0.10	0.14	0.11	0.16	0.14

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 6.34% of BBVA Group’s stake in CNCB, the effect of the valuation at fair value of the 25.01% initial stake held by BBVA in Garanti, the impact of the sale of BBVA’s 29.68% stake in CIFH and the badwill from the CX operation.
(3)	Adjusted by additional Tier I instrument remuneration.

4	Group information

Consolidated income statement (1)

(Million euros)

	1Q16	Δ%	Δ% at constant exchange rates	1Q15
Net interest income	4,152	13.3	27.9	3,663
Net fees and commissions	1,161	7.8	17.7	1,077
Net trading income	357	(53.9)	(48.8)	775
Dividend income	45	6.5	7.5	42
Income by the equity method	7	148.8	n.m.	3
Other operating income and expenses	66	(8.5)	1.9	73
Gross income	5,788	2.8	14.9	5,632
Operating expenses	(3,174)	14.4	24.8	(2,776)
Personnel expenses	(1,669)	14.3	23.7	(1,460)
General and administrative expenses	(1,161)	13.4	26.2	(1,024)
Depreciation and amortization	(344)	17.9	24.9	(291)
Operating income	2,614	(8.5)	4.9	2,857
Impairment on financial assets (net)	(1,033)	(7.7)	0.7	(1,119)
Provisions (net)	(181)	(21.1)	(9.6)	(230)
Other gains (losses)	(62)	(6.1)	(10.6)	(66)
Income before tax	1,338	(7.2)	11.7	1,442
Income tax	(362)	(6.2)	15.4	(386)
Net income from ongoing operations	976	(7.6)	10.4	1,056
Results from corporate operations (2)	—	—	—	583
Net income	976	(40.5)	(33.5)	1,639
Non-controlling interests	(266)	159.4	229.6	(103)
Net attributable profit	709	(53.8)	(48.8)	1,536
Net attributable profit excluding corporate operations	709	(25.6)	(11.6)	953
Earning per share (euros) (3)	0.10			0.23
Earning per share (excluding corporate operations; euros) (3)	0.10			0.14

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).
(2)	2015 includes the capital gains from the various sale operations equivalent to 5.6% of BBVA Group’s stake in CNCB.
(3)	Adjusted by additional Tier I instrument remuneration.

Gross income

The Group’s gross income was €5,788m, 14.9% more than in the same period of 2015 (up 1.9% with Turkey on a comparable basis). Of particular note in this amount is the good performance of more recurring revenue and the lower contribution from NTI.

Net interest income is up 27.9% over the last twelve months (or 9.7% with Turkey on a comparable basis), with a positive trend in the

Results	5

United States, Turkey, Mexico and South America. There was a slight downturn in banking activity in Spain and the Rest of Eurasia as a result of an environment with interest rates at an all-time low. In these geographical areas, the lower yield on loans has not been offset by lower cost of funding. As a result, customer spreads have narrowed. Also worth mentioning is the deleveraging process still underway in Spain, although at a slower pace than in the past.

Positive performance of income from fees and commissions (up 17.7% year-on-year and up 4.2% with Turkey on a comparable basis). The negative effect of regulatory limitations and the complex situation of the markets have been offset by an increasingly diversified revenue base, thanks to the improvement plans being carried out in a number of geographical areas, particularly in Spain and Turkey.

As a result, more recurring revenue (net interest income plus fees and commissions) is still an extremely relevant element of the income statement, with an increase of 25.5% over the last year (up 8.4% with Turkey on a comparable basis).

Lower contribution from NTI compared to the same period in 2015, with a negative contribution in all the geographical areas except South America and Turkey. This trend is explained by the complex situation of the financial markets over the quarter, combined with lower ALCO portfolio sales in Spain and the United States.

There are no changes in the rest of the items making up gross income (dividends, income by the equity method and other operating income and expenses), which have performed slightly better than twelve months ago.

Operating income

Operating expenses have grown 24.8% year-on-year (up 12.4% with Turkey on a comparable basis), affected basically by the

Breakdown of operating expenses and efficiency calculation

(Million euros)

	1Q16	Δ%	1Q15
Personnel expenses	1,669	14.3	1,460
Wages and salaries	1,293	15.9	1,115
Employee welfare expenses	245	10.3	222
Training expenses and other	131	7.2	123
General and administrative expenses	1,161	13.4	1,024
Premises	276	14.8	241
IT	233	14.9	203
Communications	78	20.8	64
Advertising and publicity	97	16.2	83
Corporate expenses	24	14.7	21
Other expenses	323	7.4	301
Levies and taxes	130	16.7	111
Administration expenses	2,830	13.9	2,484
Depreciation and amortization	344	17.9	291
Operating expenses	3,174	14.4	2,776
Gross income	5,788	2.8	5,632
Efficiency ratio (operating expenses/gross income; %)	54.8		49.3

6	Group information

incorporation of CX and its associated integration costs, the high level of inflation in some geographical areas where BBVA operates, the negative effect that currency depreciation is having on cost items denominated in dollars and euros and the investment plans still underway in some geographical areas (mainly Turkey, Mexico and South America). As a result, the efficiency ratio stood at 54.8% in the quarter.

As a result, operating income totals €2,614m, up 4.9% on the first three months of 2015 (down 8.4% with Turkey on a comparable basis).

Provisions and others

Impairment losses on financial assets have been kept in check. In the first quarter of 2016 they amounted to €1,033m, a year-on-year rise of 0.7%. With Turkey included on a comparable basis, this item continues the declining trend that was observed in 2015, with a year-on-year decline of 6.9%. By areas, there was a decline in the Eurozone and a limited increase in the rest of the geographical areas, very much in line with the growth in activity. It is worth pointing out that in the United States, the reduction in oil prices, with the resulting downgrade in the ratings of some companies in the energy sector, has meant an increase in loan-loss provisioning in this portfolio. Despite the above, the Group’s cost of risk has fallen compared with that registered in 2015, from a cumulative 1.06% as of 31-Dec-2015 to 0.92% as of 31-Mar-2016.

Allocation to provisions (net) and other gains/losses, which includes provisions for contingent liabilities, contributions to pension funds and write-downs against buildings and foreclosed assets, were below the figure for the first quarter of 2015 (down 9.9% or 10.3% with Turkey on a comparable basis).

Results	7

Profit

As a result of the above, net income after tax from ongoing operations grew by 10.4% in year-on-year terms, though it fell 11.7% with Turkey on a comparable basis.

The heading results from corporate operations does not include any transactions in this period. In the first quarter of 2015 it included the capital gains from the various sale transactions equivalent to 5.6% of BBVA Group’s stake in China Citic Bank (CNCB).

Overall, net attributable profit in the first quarter of 2016 was €709m, of which banking activity in Spain contributed €234m, real-estate activity in Spain generated a loss of €113m, the United States generated €49m, Turkey €133m, Mexico €489m, South America €182m, and the Rest of Eurasia €18m.

Net attributable profit

(Million euros)

-53.8% (1)
1,536
1,386
1,223
1,086
940
865
709
709
At constant exchange rates
(1,057)
(1,120)
1Q
2Q
3Q
4Q
2015
1Q
2016

(1) At constant exchange rates: -48.8%.

Earnings per share (1)

(Excluding corporate operations. Euros)

-27.9% (1)
0.14
0.16
0.11
0.14
0.10
1Q
2Q
3Q
4Q
2015
1Q
2016

(1) Adjusted by additional Tier I instrument remuneration.

ROA

(Percentage)

0.73
0.46
0.52
1Q15
2015
1Q15

ROE and ROTE

(Percentage)

ROTE
ROE
10.8
8.8
6.4
5.2
7.0
5.6
1Q15
2015
1Q16

8	Group information

Evolution of the Group’s income statement with Turkey on a comparable basis

To ensure comparable figures, the Group’s income statement with year-on-year rates of change taking into account Turkey on a comparable basis is presented below (to isolate the effects of the purchase of an additional 14.89% stake in Garanti, as explained above).

Evolution of the consolidated income statement with Turkey proforma on a comparable basis (1)

(Millon euros)

	1Q16	Δ%	Δ% at constant exchange rates
Net interest income	4,152	(3.3)	9.7
Net fees and commissions	1,161	(5.3)	4.2
Net trading income	357	(51.2)	(45.9)
Other income/expenses	118	(10.3)	(0.1)
Gross income	5,788	(9.3)	1.9
Operating expenses	(3,174)	2.3	12.4
Operating income	2,614	(20.3)	(8.4)
Impairment on financial assets (net)	(1,033)	(15.2)	(6.9)
Provisions (net) and other gains (losses)	(243)	(18.1)	(10.3)
Income before tax	1,338	(24.2)	(9.2)
Income tax	(362)	(19.5)	(1.7)
Net income from ongoing operations	976	(25.8)	(11.7)
Results from corporate operations (2)	—	—	—
Net income	976	(48.6)	(42.2)
Non-controlling interests	(266)	(14.1)	3.2
Net attributable profit	709	(55.3)	(50.4)
Net attributable profit excluding corporate operations	709	(29.4)	(16.3)

(1)	Variations taking into account the financial statements of Garanti Group calculated by the full integration method since January 1, 2015, without involving a change of the data already published.
(2)	2015 includes the capital gains from the various sale operations equivalent to 5.6% of BBVA Group’s stake in CNCB.

Results	9

Balance sheet and business activity

The rates of change of BBVA Group’s balance-sheet and business activity balances from the end of December 2015 to the close of March 2016 have been negatively affected by the depreciation against the euro of the main currencies that have an impact on the Group’s financial statements and by the difficult situation in the markets during the period. The Group’s assets and liabilities have declined by 1.2%. The trends observed in the quarter are summed up below:

•	Slight reduction in gross lending to customers. The deleveraging process continues in the domestic sector,

although at an increasingly lower pace due to better performance in new loan production. There is an increase in the other loans heading, although the higher amount of mortgage repayments (this portfolio accounts for 55% of lending to the domestic sector) and in funding for public sector explains the slight decline in lending to the domestic sector. The decline in loans to the non-domestic sector is strongly influenced by the aforementioned negative impact of currencies. Not including the exchange-rate effect, there has been growth in practically all the portfolios across the Group’s global footprint (the United States, Turkey, Mexico, South America and Rest of Eurasia).

Consolidated balance sheet (1)

(Million euros)

	31-03-16	Δ%	31-12-15	31-03-15
Cash and balances with central banks	39,315	(9.6)	43,467	27,553
Financial assets held for trading	81,706	4.3	78,326	94,883
Other financial assets designated at fair value	2,281	(1.3)	2,311	3,603
Available-for-sale financial assets	92,476	(18.5)	113,426	101,183
Loans and receivables	453,325	(0.9)	457,644	398,558
Loans and advances to credit institutions	31,561	(4.3)	32,962	33,672
Loans and advances to customers	410,458	(0.9)	414,165	360,265
Debt securities	11,306	7.5	10,516	4,622
Held-to-maturity investments	17,504	n.m.	—	—
Investments in entities accounted for using the equity method	1,179	34.1	879	674
Tangible assets	9,697	(2.5)	9,944	8,057
Intangible assets	9,858	(4.1)	10,275	9,493
Other assets	33,607	(0.6)	33,807	28,593

Total assets	740,947	(1.2)	750,078	672,598

Financial liabilities held for trading	55,107	(0.2)	55,203	67,438
Other financial liabilities designated at fair value	2,600	(1.8)	2,649	3,903
Financial liabilities at amortized cost	597,709	(1.4)	606,113	518,819
Deposits from central banks and credit institutions	100,395	(7.6)	108,630	92,547
Deposits from customers	408,971	1.5	403,069	339,675
Debt certificates	59,154	(10.6)	66,165	58,259
Subordinated liabilities	15,917	(1.2)	16,109	15,723
Other financial liabilities	13,272	9.3	12,141	12,616
Liabilities under insurance contracts	9,379	(0.3)	9,407	11,193
Other liabilities	21,637	1.7	21,267	18,879

Total liabilities	686,431	(1.2)	694,638	620,232

Non-controlling interests	8,132	(0.2)	8,149	1,692
Valuation adjustments	(4,171)	24.6	(3,349)	327
Shareholders’ funds	50,555	(0.2)	50,639	50,347

Total equity	54,516	(1.7)	55,439	52,366

Total equity and liabilities	740,947	(1.2)	750,078	672,598

Memorandum item:
Contingent liabilities	50,147	0.5	49,876	38,923

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s assets and liabilities are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

10	Group information

•	The Group’s non-performing loans have continued to decline, particularly in Spain (banking and real-estate activity). In the rest of the geographical areas, the increase is explained basically by the unfavorable impact of currencies and the increase in non-performing loans related to the energy sector in the United States.

•	Customer deposits continue to perform favorably in practically all the geographical areas.

•	Off-balance-sheet funds have declined in the quarter, strongly influenced, also, by the difficult situation in the markets. However, under this heading, customer portfolios have posted good figures, particularly outside Spain.

•	Lastly, certain debt securities have been reclassified from the available-for-sale heading to the held-to-maturity portfolio in the balance sheet as of 31-Mar-2016.

Loans and advances to customers

(Million euros)

	31-03-16	Δ%	31-12-15	31-03-15
Domestic sector	175,462	(0.4)	176,090	161,008
Public sector	21,114	(1.7)	21,471	23,106
Other domestic sectors	154,348	(0.2)	154,620	137,902
Secured loans	96,720	(1.2)	97,852	86,144
Other loans	57,628	1.5	56,768	51,758
Non-domestic sector	228,227	(1.4)	231,432	191,078
Secured loans	104,598	1.5	103,007	79,500
Other loans	123,628	(3.7)	128,425	111,578
Non-performing loans	24,826	(2.0)	25,333	22,787
Domestic sector	18,538	(4.9)	19,499	18,058
Non-domestic sector	6,288	7.8	5,834	4,729
Loans and advances to customers (gross)	428,515	(1.0)	432,855	374,873
Loan-loss provisions	(18,057)	(3.4)	(18,691)	(14,607)
Loans and advances to customers	410,458	(0.9)	414,165	360,265

Customer funds

(Million euros)

	31-03-16	Δ%	31-12-15	31-03-15
Deposits from customers	408,971	1.5	403,069	339,675
Domestic sector	179,091	2.3	175,142	150,512
Public sector	15,998	4.1	15,368	13,142
Other domestic sectors	163,093	2.1	159,774	137,370
Current and savings accounts	78,830	0.4	78,502	62,783
Time deposits	69,114	(0.3)	69,326	56,571
Assets sold under repurchase agreement and other	15,150	26.8	11,947	18,016
Non-domestic sector	229,880	0.9	227,927	189,163
Current and savings accounts	122,986	(0.7)	123,854	113,399
Time deposits	100,831	2.3	98,596	69,107
Assets sold under repurchase agreement and other	6,063	10.7	5,477	6,657
Other customer funds	131,076	(0.6)	131,822	132,844
Spain	77,766	(1.8)	79,181	76,079
Mutual funds	30,274	(3.9)	31,490	30,583
Pension funds	22,697	(0.9)	22,897	22,595
Other off-balance sheet funds	53	(56.9)	123	180
Customer portfolios	24,742	0.3	24,671	22,721
Rest of the world	53,310	1.3	52,641	56,765
Mutual funds and investment companies	22,874	(0.2)	22,930	25,723
Pension funds	8,713	0.8	8,645	6,349
Other off-balance sheet funds	3,558	(2.9)	3,663	3,660
Customer portfolios	18,165	4.4	17,404	21,033

Total customer funds	540,047	1.0	534,891	472,519

Balance sheet and business activity	11

Solvency

Capital base

BBVA closed the first quarter of 2016 with a fully-loaded CET1 ratio of 10.5%(1), which compares with a 10.3% ratio at the close of 2015. The highlights so far are summarized below:

•	A new issue of contingent convertible bonds(2) in April classified as additional Tier 1 capital instruments under the solvency rules, for €1,000m and with an 8.875% coupon. This issue raises the level of additional Tier 1 to that recommended by the regulations (1.5% of risk-weighted assets - RWA).

•	The “dividend-option” program recently completed in April has once more been highly successful. Holders of 82.13% of free allocation rights have chosen to receive bonus BBVA shares, which resulted in a capital increase of €55,702,125.43 through the issue of 113,677,807 new ordinary shares.

•	Lastly, there was a slight reduction in RWA over the quarter (down 0.5% on a phased-in basis), partly due to the changes in currencies.

Due to these factors, combined with the other CET1 impacts, the phased-in ratio stands at 11.6%. As of January 1, 2016, the ratio is affected by what is set out in the European solvency regulations, i.e. the gradual transition in some items, the most relevant being the deductions for goodwill and intangible assets, which since 2014 have increased by 20% every January 1, and will be fully phased-in on January 1, 2018.

The phased-in Tier I and Tier II ratios are at similar levels to the close of December 2015. Under fully-loaded criteria, Tier I closed the quarter at 12.0% and Tier II at 2.9%, above the figure established by regulations (2.0%).

Lastly, BBVA Group continues to maintain a high leverage ratio: 6.3% (1, 2) under fully-loaded criteria (6.4% phased-in), which continues to compare very favorably with the rest of its peer group.

Ratings

In the first four months of 2016 there was no change in BBVA’s rating. On April 13, DBRS downgraded BBVA’s outlook from positive to stable, as a result of a similar change in outlook of Spain’s sovereign rating announced on April 8.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A–	F-2	Stable
Moody’s (1)	Baa1	P-2	Stable
Scope Ratings	A	S-1	Stable
Standard & Poor’s	BBB+	A-2	Stable

(1)	Additionally, Moody’s assigns an A3 rating to BBVA’s long term deposits.

(1)	Includes a proforma positive impact of 15 basic points from the ongoing corporate reorganization agreed in Peru so we can include, for solvency purposes and subject to CRD-IV limits, the minority interests held in BBVA Banco Continental. This transaction has no impact on BBVA Group’s consolidated equity, financial position, results or on the economic interest held in Banco Continental.
(2)	Eligible as Tier I and included in the pro-forma fully-loaded ratios as of March 2016.

Capital base (1)

(Million euros)

	CRD IV phased-in
	31-03-16	31-12-15	30-09-15	30-06-15	31-03-15
Common equity Tier I	46,468	48,554	46,460	43,422	43,995
Capital (Tier I)	48,268	48,554	46,460	43,422	43,995
Other eligible capital (Tier II)	11,563	11,646	11,820	11,276	10,686
Capital base	59,831	60,200	58,280	54,698	54,681
Risk-weighted assets	399,227	401,285	397,936	352,782	347,096
Total ratio (%)	15.0	15.0	14.6	15.5	15.8
CET1 (%)	11.6	12.1	11.7	12.3	12.7
Tier I (%)	12.1	12.1	11.7	12.3	12.7
Tier II (%)	2.9	2.9	3.0	3.2	3.1

(1)	The capital ratios are calculated under CRD IV from Basel III regulation, applying a 60% phase-in for 2016 and a 40% for 2015.

12	Group information

Risk management

Credit risk

In the first quarter of 2016, the main variables related to the Group’s credit risk management continued to be positive, both in general terms and compared to the previous quarter.

•	Credit risk was affected during the last quarter by exchange rate variations. In current terms there has been a reduction of 0.8%, while at constant exchange rates there was an increase of 0.6%. Over the last twelve months, the rates of change are +15.7% and +22.7%, respectively.

•	Non-performing loans, which account for 5.3% of the Group’s total credit risk, have once more performed well over the last three months. Since 31-Dec-2015, their balance has declined by 2.0%. This positive performance is once more explained by Banking Activity in Spain (down 4.7%) and Real-estate Activity in Spain (down 5.3%). In the other geographical areas, the performance has been more uneven: Mexico was practically flat (up 0.5%), while South America registered an 8.4% increase. The United States posted the largest increase, 52.0%, due mainly to the additions to NPL from customers linked to the Energy sector.

•	Loan-loss provisions have fallen since the end of 2015 by 3.4% due to their decline in Spain, since in the rest of the geographical areas they are up in constant exchange-rate terms. In year-on-year terms, the increase was 24.9%, partly due to the incorporation of CX.

Credit risks (1)

(Million euros)

	31-03-16	31-12-15	30-09-15	30-06-15	31-03-15
Non-performing loans and contingent liabilities	25,473	25,996	26,395	26,369	23,184
Credit risks	478,429	482,518	474,693	430,870	413,687
Provisions	18,740	19,405	19,473	18,909	15,002
NPL ratio (%)	5.3	5.4	5.6	6.1	5.6
NPL coverage ratio (%)	74	74	74	72	65

(1)	Include gross customer lending plus contingent exposures.

Non-performing loans evolution

(Million euros)

	1Q16 (1)	4Q15	3Q15	2Q15	1Q15
Beginning balance	25,996	26,395	26,369	23,184	23,590
Entries	2,469	2,944	1,999	2,208	2,359
Recoveries	(1,571)	(2,016)	(1,657)	(1,621)	(1,746)
Net variation	898	928	342	587	613
Write-offs	(1,401)	(1,263)	(1,508)	(1,105)	(1,152)
Exchange rate differences and other	(21)	(63)	1,191	3,702	133
Period-end balance	25,473	25,996	26,395	26,369	23,184
Memorandum item:
Non-performing loans	24,826	25,333	25,747	25,766	22,787
Non-performing contingent liabilities	647	664	647	602	398

(1)	Temporary data.

Risk management	13

•	As a result, the downward trend in the Group’s NPL ratio continues, with a decline on the close of the previous quarter to 5.3%. The coverage ratio remains stable at 74%.

•	Lastly, the cost of risk continues to perform favorably, in both quarterly terms (down 14 basis points) and year-on-year (down 29 basis points), closing March at 0.92%.

Structural risks

Liquidity and funding

Management of liquidity and funding aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance, always in compliance with the regulatory requirements in place at present.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity is correctly reflected in price formation.

In the first quarter of 2016, liquidity and funding conditions have remained comfortable across BBVA Group’s global footprint. Specifically:

•	The European Central Bank (ECB) announced at its meeting on March 10 a further cut in interest rates, expansion of the monthly purchases and assets eligible under the asset purchase program, and further rounds of liquidity injection through targeted longer-term refinancing operations (TLTRO) with a maturity of 4 years, in June, September and December 2016 and March 2017.

•	BBVA S.A. has had recourse to the long-term wholesale funding markets, with two successful operations that have attracted the attention of the most important investors: senior debt in the European market for €1,000m at 5 years, and a mortgage-covered bond in the euro market for €1,250m with a maturity of 7 years.

•	The long-term wholesale funding markets have remained stable in the other geographical areas where the Group operates.

•	Short-term funding has also continued to perform extremely well, in a context marked by a high level of liquidity.

•	In general, the financial soundness of the Group’s banks is based on the funding of lending activity basically through the use of customer funds.

•	With respect to the new LCR regulatory liquidity ratio, BBVA has levels that are clearly higher than demanded by regulations, both at Group level and in all its banking subsidiaries.

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The first quarter of 2016 was characterized by some volatility in the currencies of emerging economies in January and February, which was corrected in March. They were affected by weak global growth and the fall in oil prices. In this context, BBVA has maintained a policy of actively hedging its investments in Mexico, Chile, Colombia, Peru, Turkey and the dollar area. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected from abroad in 2016 has also been managed.

Interest rates

The aim of managing interest-rate risk is to maintain sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations.

In the first quarter of 2016, the results of this management have been satisfactory, with limited risk strategies in all the Group’s banks. The amount of NTI generated in Europe, the United States and Mexico is the result of prudent portfolio management strategies, particularly in terms of sovereign debt, in a context marked by low interest rates.

Economic capital

Economic risk capital (ERC) consumption in consolidated terms at the close of February 2016 stood at €40,205m, down 0.6% with respect to the close of December 2015(1). It was mainly as a result of the depreciation of the local currencies against the euro and the decline in ERC due to equity risk (fall in the share price of Telefónica and CNCB). The above has been offset partially by the expansion in the loan portfolios in local currency and the increase in ERC due to structural interest-rate and exchange-rate risk.

(1)	The rate of change is calculated against the consolidated like-for-like figure for close of December 2015 (€40,461m). This consolidated figure includes the annual effects of the updates of the credit risk methodology and parameters at year-end (Mexico, South America, the United States, Garanti and CX), the review of the models for the rest of risks and the start of the allocation of new types of risk (grouped under other risks), in accordance with the taxonomy required for 2016.

14	Group information

The BBVA share

The global economy grew 2.6% in the first quarter of 2016, according to BBVA Research estimates, below the 3.1% on average registered in 2015. The main reason for the loss of momentum continues to be the slowdown in growth of the main emerging economies, which the developed world has been unable to compensate. The global economic scenario for 2016 will be set by the uncertainty surrounding the size of the downturn in China and its global impact through commodity prices, increased financial volatility, and the effect of the pace of interest-rate hikes announced by the Federal Reserve (Fed). Global GDP in 2016 is not expected to grow much above 3%.

In this context, the main stock market indices have started the year with significant corrections. In Europe, the Stoxx 50 index lost 10.0% from the closing levels in 2015. In the Eurozone, the Euro Stoxx 50 is down 8.0% and in a situation of political uncertainty in Spain the Ibex-35 is 8.6% down over the same period. In contrast, in the United States, the S&P 500 index closed the quarter with a 0.8% gain.

The banking sector is bearing the brunt, due mainly to its exposure to the economic cycle, the negative interest rates in developed countries and the increase in risk aversion. The European bank index, Stoxx Banks, and the Eurozone bank index have contracted 20.9% and 20.7% over the quarter, respectively, while in the United States the S&P Regional Banks banking sector index has lost 12.9% since

31-Dec-2015.

In the first quarter of 2016, the price of the BBVA share performed relatively better than the European banking sector. It has lost 13.3% since the close of 2015 to €5.84 per share.

The BBVA share and share performance ratios

	31-03-16		31-12-15
Number of shareholders	942,343		934,244
Number of shares issued	6,366,680,118		6,366,680,118
Daily average number of shares traded	64,299,971		46,641,017
Daily average trading (million euros)	389		393
Maximum price (euros)	6.88		9.77
Minimum price (euros)	5.24		6.70
Closing price (euros)	5.84		6.74
Book value per share (euros)	7.29	(1)	7.47
Tangible book value per share (euros)	5.76	(1)	5.85
Market capitalization (million euros)	37,194		42,905
Yield (dividend/price; %) (2)	6.3		5.5

(1)	Adjusted by the results of the dividend-option execution in April 2016 and April 2015 respectively.
(2)	Calculated by dividing shareholder remuneration over the last twelve months over the closing price at the end of the period.

As part of the shareholder remuneration policy, the Board of Directors of BBVA agreed at its meeting on March 31, 2016 to perform a capital increase against reserves under the terms agreed by the Annual General Meeting of Shareholders held on March 11, 2016. This capital increase is the instrument used to implement the shareholder remuneration system called “dividend-option”, which offers BBVA shareholders the chance to choose between receiving all or part of their remuneration in either new BBVA shares or in cash. The terms and conditions of this capital increase establish that the number of free allocation rights needed to receive one new share is 46. As an alternative, shareholders who wish to receive their remuneration in cash may sell to BBVA their free

The BBVA share	15

allocation rights at a gross fixed price of €0.129 per right during the first ten calendar days of their trading period, or on the market during the full trading period. This system seeks to optimize and customize the remuneration scheme so that shareholders can benefit from greater flexibility, since they can adapt their remuneration to their preferences and personal circumstances. The holders of 82.13% of these rights chose to receive new shares, a high acceptance percentage that once more confirms the success of this remuneration system.

From the close of 2015 to the end of the first quarter of 2016, the number of BBVA shares has remained stable at 6,367 million. The number of BBVA shareholders is up 0.9% to 942,343 as of 31-Mar-2016. The granularity of the shareholders has continued in 2016 and there are no individual shareholders with a significant direct shareholding. Investors resident in Spain hold 45.3% of the share capital, while the percentage owned by non-resident shareholders stands at 54.7%.

Shareholder structure

(31-03-2016)

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	215,941	22.9	15,406,644	0.2
151 to 450	196,703	20.9	53,497,502	0.8
451 to 1800	286,864	30.4	271,377,883	4.3
1,801 to 4,500	127,143	13.5	362,247,540	5.7
4,501 to 9,000	59,304	6.3	372,857,008	5.9
9,001 to 45,000	49,817	5.3	867,425,616	13.6
More than 45,001	6,571	0.7	4,423,867,925	69.5

Total	942,343	100.0	6,366,680,118	100.0

BBVA shares are traded on the Continuous Market of the Spanish Stock Exchanges and also on the stock exchanges in London and Mexico. BBVA American Depositary Shares (ADS) are traded on the New York Stock Exchange and also on the Lima Stock Exchange (Peru) under an exchange agreement between these two markets. In addition, the shares of BBVA Banco Continental, S.A., Banco Provincial, S.A., BBVA Colombia, S.A., BBVA Chile, S.A. and BBVA Banco Francés, S.A. are traded on their respective local stock exchanges. BBVA Banco Francés, S.A. shares are also traded on the Latin American market (Latibex) of the Madrid Stock Exchange and on the New York Stock Exchange.

Among the main stock-market indices, BBVA shares are included on the Ibex 35 and Euro Stoxx 50, with an 8.5% weighting in the former and 1.9% in the latter, as well as in several banking industry indices, most notably Stoxx Banks, with a weighting of 4.7%, and the Euro Stoxx Banks, with a weighting of 9.7%.

In addition, BBVA maintains a significant presence on the main international sustainability indices or ESG (Environmental, Social and Governance) indices, which evaluate the performance of companies in this area.

Sustainability indices on which BBVA is listed

Listed on the DJSI World and DJSI Europe
Listed on the MSCI Global Sustainability indices
(1)	AAA Rating
Listed on the FTSE4Good Global, FTSE4Good Europe and FTSE4Good IBEX indices
Industry leader according to the latest ESG 2015 rating
Listed on the Euronext Vigeo Eurozone 120 and Euronext Vigeo Europe 120 indices
Included on the Ethibel Excellence Investment Register
Included on the STOXX Global and Europe ESG Leaders indices
In 2015, BBVA received a score of 94 points for disclosure and a Band C rating for performance

(1)	The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement or promotion of BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

16	Group information

Responsible banking

In the first quarter of 2016, BBVA published a number of indicators that reveal the impact of the Group’s activity in 2015 on the societies where it operates. Of note in this respect are the following:

•	We have invested more than €103m in social programs, 3.9% of the Group’s net attributable profit.

•	We have supported 1,720,968 SMEs, micro-enterprises and self-employed workers, through more than €23,500m of finance.

•	We have financed 1.7 million homes.

•	Our total tax contribution worldwide was €8,157m.

In addition, worth noting are the steps taken toward integrating corporate information into the publication of the report BBVA in 2015, where all the Group’s non-financial information has been published together in the same document. In this way, we align our approach with the demands of our stakeholders and regulatory trends. This report has been prepared using the guidelines established by the International Integrated Reporting Council (IIRC).

TCR Communication

The Transparency Report on the Tax Responsibility of Ibex 35 Companies by the Commitment and Transparency Foundation (Fundación Compromiso y Transparencia) puts BBVA in second place in the ranking of companies that report best on their tax responsibility.

Products with a high social impact

The BBVA Microfinance Foundation has published its 2015 Social Impact Report: Measuring what Really Matters. It sums up its work in the seven Latin American countries where it operates, helping the most vulnerable people to create small businesses and thus emerge from poverty. Since its creation in 2007, the Foundation has delivered a volume of loans totaling US$ 7,200m to nearly five million entrepreneurs in a vulnerable situation.

The 8th Edition of the Integra Awards have been held to recognize the innovative initiatives that generate quality employment for people with disabilities in Spain. A total of €3m have been granted in the seven years of the awards so far, 700 jobs have been created for people with disabilities and a further 4,000 jobs have been maintained.

Society

The environment

BBVA has once more joined the Earth Hour campaign called by the World Wide Fund for Nature (WWF). On March 19, the lights were put out in 123 buildings and 342 branches in 154 cities in the countries where BBVA operates. This campaign is a symbolic gesture in the fight against climate change. As WWF explains on its website, it has become the biggest environmental mobilization campaign in history.

Science and Culture

The BBVA Foundation Frontiers of Knowledge Awards have recognized the economist Martin Ravallion in the category of Development Cooperation; the neuroscientists Edward Boyden, Karl Deisseroth and Gero Miesenböck in Biomedicine; Veerabhadran Ramanathan in Climate Change; and Ilkka Hanski in Ecology and Conservation Biology. For more information, consult the website www.fbbva.es.

The BBVA Foundation has launched a call for new aid for scientific research teams and cultural researchers and creators. The aim is to support the development of projects that are characterized by an innovative spirit in areas such as ecology and big data.

Innovation

BBVA Bancomer opens the first Innovation Center in the banking sector in Mexico as a meeting point for the country’s innovation ecosystem (entrepreneurs, developers and startups). The BBVA Innovation Centers were launched four years ago in Madrid, Colombia and the United States. Their success is reflected in three main figures: over 20,000 visits received, 200 events in BBVA CIB, Madrid, a website with more than a million visits and 100,000 followers on Facebook.

Responsible banking	17

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

In 2016 the reporting structure of BBVA Group’s business areas remains basically the same as in 2015:

•	Banking activity in Spain includes, as in previous years, the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet. Since April 2015 it also includes the activity, balance sheet and earnings of CX.

•	Real-estate activity in Spain covers specialist management of real-estate assets in the country (excluding buildings for own use), including: foreclosed real-estate assets from residential mortgages and developers; as well as lending to developers. Since April 2015 it also includes these same assets and loans from CX.

•	The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Turkey includes the activity of the Garanti Group. BBVA’s stake in Garanti (39.9% since the third quarter of 2015) has been incorporated into the Group’s financial statements since then by the full integration method. The above has had an impact on the year-on-year rates of change in the earnings, balance-sheet and activity of this area due to the change in the scope of consolidation. In order to make the comparison against 2015 easier, rates of change are shown by taking into account the stake in Garanti on a comparable basis, i.e. including the stake in Garanti as if it had been incorporated by the full integration method since January 1, 2015 (Turkey on a comparable basis or Turkey proforma).

•	Mexico includes all the banking, real-estate and insurance businesses in the country.

•	South America basically includes BBVA’s banking and insurance businesses in the region.

•	The rest of Eurasia includes business activity in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out by the Group in 2015.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in all the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the geographical area in which they carry out their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Capital. Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord, with economic criteria taking precedence over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation among them in accordance with the risks incurred. In other words, it is calculated in a way that is standard for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return

18	Business areas

to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

•	Internal transfer prices. BBVA Group has a transfer prices system whose general principles apply in the Bank’s different entities, business areas and units. Within each geographical area, internal transfer rates are established to calculate the net interest income of its businesses, under both the asset and liability headings. These rates consist of a reference rate (an index whose use is generally accepted on the market) that is applied based on the transaction’s revision period or maturity, and a liquidity premium, i.e. a spread that is established based on the conditions and outlook of the financial markets in this respect. There are also agreements for the allocation of earnings between the product-generating units and the distribution units.

•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are required to eliminate shadow accounting entries that are registered in the earnings of two or more units as a result of cross-selling incentives.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group (1)	Banking activity in Spain	Real-estate activity in Spain	The United States	Turkey (1)	Mexico	South America	Rest of Eurasia	S Business areas	Corporate Center
1Q16
Net interest income	4,152	955	26	478	775	1,290	717	43	4,284	(132)
Gross income	5,788	1,560	12	667	977	1,654	985	112	5,967	(180)
Operating income	2,614	658	(20)	210	554	1,055	524	27	3,008	(394)
Income before tax	1,338	342	(148)	75	424	652	375	27	1,748	(410)
Net attributable profit	709	234	(113)	49	133	489	182	18	992	(282)
1Q15
Net interest income	3,663	966	(9)	434	210	1,339	802	43	3,787	(124)
Gross income	5,632	1,787	(51)	648	250	1,755	1,159	161	5,709	(77)
Operating income	2,857	1,023	(79)	217	140	1,106	656	71	3,135	(278)
Income before tax	1,442	438	(221)	185	107	695	469	53	1,726	(284)
Net attributable profit	1,536	307	(154)	131	86	525	227	34	1,155	381

(1)	From the third quarter of 2015, BBVA’s total stake in Garanti is consolidated by the full integration method. For previous periods, Garanti’s revenues and costs are integrated in the proportion corresponding to the percentage of the Group’s stake then (25.01%).

Breakdown of gross income, operating income and net attributable profit by geography (1)

(1Q16. Percentage)

	Banking activity in Spain	Spain (2)	The United States	Turkey	Mexico	South America	Rest of Eurasia
Gross income	26.1	26.3	11.2	16.4	27.7	16.5	1.9
Operating income	21.9	21.2	7.0	18.4	35.1	17.4	0.9
Net attributable profit	23.6	12.2	4.9	13.4	49.3	18.4	1.8

(1)	Excludes the Corporate Center.
(2)	Including real-estate activity in Spain.

Business areas	19

Interest rates

(Quarterly averages)

	2016	2015
	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.04	0.05	0.05	0.05	0.05
Euribor 3 months	(0.19)	(0.09)	(0.03)	(0.01)	0.05
Euribor 1 year	0.01	0.09	0.16	0.17	0.25
USA Federal rates	0.36	0.29	0.25	0.25	0.25
TIIE (Mexico)	3.80	3.35	3.32	3.30	3.30
CBRT (Turkey)	8.98	8.78	8.66	8.26	7.99

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
	31-03-16	Δ% on 31-03-15	Δ% on 31-12-15	1Q16	Δ% on 1Q15
Mexican peso	19.5902	(15.7)	(3.4)	19.8954	(15.4)
U.S. dollar	1.1385	(5.5)	(4.4)	1.1022	2.2
Argentinean peso	16.6412	(43.0)	(15.1)	15.9289	(38.6)
Chilean peso	768.64	(12.3)	0.2	773.40	(9.1)
Colombian peso	3,436.43	(19.4)	(0.3)	3,584.23	(22.5)
Peruvian new sol	3.7825	(11.9)	(1.9)	3.8019	(9.4)
Venezuelan bolivar fuerte	735.8352	(71.8)	(36.2)	735.8352	(71.8)
Turkish lira	3.2118	(12.4)	(1.1)	3.2465	(14.6)

20	Business areas

Banking activity in Spain

Highlights
•	The recovery of the Spanish economy continues in 2016.
•	New loan production and customer deposits continue to grow at a good pace.
•	Profit influenced by a lower contribution from NTI and an increase in expenses, partly offset by the good performance in loan-loss provisions.
•	Reduction in the cost of risk.

Banking activity in Spain	21

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q16	Δ%	1Q15
Net interest income	955	(1.2)	966
Net fees and commissions	392	3.9	378
Net trading income	77	(77.2)	337
Other income/expenses	136	28.1	106
Gross income	1,560	(12.7)	1,787
Operating expenses	(902)	18.1	(764)
Personnel expenses	(502)	17.2	(428)
General and administrative expenses	(323)	25.3	(258)
Depreciation and amortization	(78)	(0.9)	(78)
Operating income	658	(35.7)	1,023
Impairment on financial assets (net)	(258)	(38.6)	(421)
Provisions (net) and other gains (losses)	(58)	(64.8)	(164)
Income before tax	342	(22.0)	438
Income tax	(107)	(18.2)	(130)
Net income	235	(23.6)	308
Non-controlling interests	(1)	(7.0)	(1)
Net attributable profit	234	(23.6)	307

Balance sheet	31-03-16	Δ%	31-12-15
Cash and balances with central banks	4,618	(46.7)	8,670
Financial assets	119,284	1.4	117,631
Loans and receivables	209,267	(0.2)	209,742
Loans and advances to customers	181,902	(1.2)	184,115
Loans and advances to credit institutions and other	27,365	6.8	25,627
Inter-area positions	—	(100.0)	692
Tangible assets	710	1.1	702
Other assets	2,252	(3.7)	2,338

Total assets/liabilities and equity	336,131	(1.1)	339,775

Deposits from central banks and credit institutions	55,473	(6.7)	59,456
Deposits from customers	189,568	2.2	185,471
Debt certificates	35,671	(13.9)	41,422
Subordinated liabilities	2,261	(4.2)	2,360
Inter-area positions	1,135	n.m.	—
Financial liabilities held for trading	40,541	1.5	39,955
Other liabilities	2,558	38.0	1,854
Economic capital allocated	8,923	(3.6)	9,259

Relevant business indicators	31-03-16	Δ%	31-12-15
Loans and advances to customers (gross) (1)	185,382	(1.2)	187,719
Customer deposits under management (1)	172,615	3.3	167,026
Off-balance sheet funds (2)	53,018	(2.7)	54,504
Risk-weighted assets	122,123	(0.1)	122,226
Efficiency ratio (%)	57.8		50.6
NPL ratio (%)	6.4		6.6
NPL coverage ratio (%)	59		59
Cost of risk (%)	0.45		0.71

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The trend observed in the variables indicates that the recovery of the Spanish economy is continuing into 2016. Information available suggests GDP growth will be around 0.8% in the first quarter of 2016. If this is confirmed, it would mean the rate of expansion has stabilized. Growth is still supported by cheaper oil prices and an ECB monetary policy of low interest rates and liquidity provision. With respect to domestic elements, the tone of fiscal policy is still slightly expansive, supported by the economic reforms carried out.

In the financial sector, the volume of non-performing loans continues to decline, leaving the NPL ratio at 10.1%, according to information for February 2016. The sector maintains its capital adequacy levels. At the same time, the deleveraging process is continuing (the year-on-year fall in the stock of loans as of January 2016 was 3.66%), although the flow of new lending is speeding up (up 13% year-on-year through February 2016).

Activity

Recovery of the balance of lending: it declined 1.2% over the quarter but rose 11.8% year-on-year. This year-on-year trend is the result of the incorporation of CX, and also due to the good performance in the production of new loans over the last twelve months: new mortgages have grown by 26%, consumer loans by 32% and finance to companies has risen by 17% (figures not including CX).

As regards asset quality, NPL flows over the quarter have continued to decline, thanks to gross additions being kept in check. As a result, the NPL ratio improved by 22 basis points to 6.4%. The coverage ratio is stable, ending the period at 59%.

Customer deposits under management grew over the quarter by 3.3% (up 26.7% year-on-year), strongly affected by progress in both sight and time deposits.

Off-balance-sheet customer funds have grown by 2.7% since the close of 2015, with a slight decline in the last twelve months of 0.6%, due to the unfavorable market trend.

22	Business areas

Earnings

The most relevant aspects of the income statement in this area continue to be:

•	In an environment of all-time low interest rates, there was a slight year-on-year decline in net interest income (down 1.2%). The fall in yield on loans, chiefly the result of the drop in interest rates, has not been fully offset by cheaper funding, both retail (reduction in deposit costs) and wholesale.

•	However, it is worth of note the good performance of income from fees and commissions (up 3.9%).

•	The contribution from NTI is smaller than in 2015, due mainly to lower ALCO portfolio sales, and a very complex quarter in the markets, which has affected the Global Markets unit negatively.
•	Growth of 18.1% in operating expenses as a result of the inclusion of CX and related integration costs.

•	The continued improvement in asset quality is reflected in lower impairment losses on financial assets compared to the first quarter of 2015 (down 38.6%). As a result, the cost of risk now stands at 0.45%, well below the cumulative figure for 2015 (0.71%).

•	Provisions (net) and other gains/losses have declined with respect to previous quarters (down 64.8% year-on-year) related to lower costs of the transformation process.

•	As a result, the net attributable profit generated by banking activity in Spain in the first quarter of 2016 was €234m, a year-on-year decline of 23.6%.

Banking activity in Spain	23

Real-estate activity in Spain

Highlights
•	The growing trend in demand, prices and activity in mortgage lending continues.
•	The negative contribution of the area to earnings continues to decline.
•	Improved risk indicators.

Coverage of real-estate exposure in Spain (1)

(Million of euros as of 31-03-16)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	6,547	3,528	54
NPL	5,792	3,344	58
Substandard	755	184	24
Foreclosed real-estate and other assets	15,109	8,738	58
From real-estate developers	9,093	5,468	60
From dwellings	4,600	2,567	56
Other	1,416	703	50

Subtotal	21,656	12,266	57

Performing	2,542
With collateral	2,215
Finished properties	1,712
Construction in progress	267
Land	236
Without collateral and other	328
Real-estate exposure	24,198	12,266	51

(1)	Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

Industry trends

Recovery in the growth trend of housing sales (which appeared to have weakened in the second half of 2015) supported strongly by the good performance of the fundamentals of the Spanish economy: job creation, interest-rates at all-time lows and consumer confidence at record levels. According to data from Centro de Información Estadística del Notariado (Center for Statistical Information of the Notaries’ Association), a total of 27,568 homes were sold in the first month of 2016 (up 26.6% year-on-year).

Slight growth in prices. According to data for the fourth quarter of 2015, prices increased by 1.8% in year-on-year terms, 0.4 percentage points more than in the previous quarter.

Improvement in the mortgage market thanks largely to the decline in the cost of finance. According to cumulative figures from the Bank of Spain for January to February 2016, the volume of new loans granted to families to buy homes increased by 19.5% in year-on-year terms.

The reduction in the housing stock has boosted housing starts. Figures on construction activity show that housing starts are recovering strongly, although from a low starting point. Specifically, 10% more housing permits were issued in January than in the previous month.

Exposure

BBVA continues with its strategy of reducing its net exposure to the real-estate sector in Spain, both in the developer segment (lending to real-estate developers plus foreclosed assets derived from those loans)

24	Business areas

and to foreclosed real-estate assets from retail mortgage loans. As of 31-Mar-2016, the figure stood at €11,932m, down 4.1% on the figure for March 2015, despite the fact that balances of CX were not incorporated until April 2015. The reduction was 3.7% on the figure for December 2015.

In terms of total real-estate exposure, including outstanding loans to developers, foreclosed assets and other assets, the coverage ratio was 51% at the close of March 2016, which is 42 basis points better than the figure as on 31-Dec-2015.

Non-performing loans have fallen again over the quarter, with new additions to NPL declining over the period. The coverage ratio for non-performing and substandard loans stayed at 54%.

Sales of real-estate assets amounted to a total of 3,860 units in the quarter (at a sale price of €436m), or 5,474 units (with a sale price of €588m) including the sales of assets on the developer books (all these figures do not take into account the figures from CX), with an increase over the same period the previous year in terms of units of 83% (or 85% in sale price) and 34% (or 62% in sale price), respectively.

Earnings

This business area posted a loss of €113m in the first quarter of 2016, a figure that is less negative than in the same period in 2015 (a loss of €154m), mainly due to lower needs for loans and real-estate provisions, due to a better scenario of the cost of funding in the asset portfolios and lower financed volumes as a result of reduced exposure.

Financial statements

(Million euros)

Income statement	1Q16	Δ%	1Q15
Net interest income	26	n.m.	(9)
Net fees and commissions	1	(29.2)	1
Net trading income	(0)	n.m.	0
Other income/expenses	(15)	(65.3)	(44)
Gross income	12	n.m.	(51)
Operating expenses	(32)	12.8	(28)
Personnel expenses	(16)	(3.1)	(16)
General and administrative expenses	(9)	40.8	(7)
Depreciation and amortization	(7)	27.1	(5)
Operating income	(20)	(74.6)	(79)
Impairment on financial assets (net)	(47)	(18.5)	(57)
Provisions (net) and other gains (losses)	(81)	(4.3)	(85)
Income before tax	(148)	(33.0)	(221)
Income tax	34	(48.6)	67
Net income	(113)	(26.3)	(154)
Non-controlling interests	0	n.m.	(1)
Net attributable profit	(113)	(26.5)	(154)

Balance sheet	31-03-16	Δ%	31-12-15
Cash and balances with central banks	10	88.8	5
Financial assets	902	112.1	425
Loans and receivables	7,868	(4.4)	8,228
Loans and advances to customers	7,868	(4.4)	8,228
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	1,230	(5.6)	1,302
Other assets	6,609	(7.7)	7,162

Total assets/liabilities and equity	16,618	(2.9)	17,122

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	191	46.2	131
Debt certificates	—	—	—
Subordinated liabilities	871	1.6	857
Inter-area positions	12,077	(5.0)	12,708
Financial liabilities held for trading	—	—	—
Other liabilities	0	n.m.	0
Economic capital allocated	3,479	1.5	3,427

Real-estate activity in Spain	25

The United States

Highlights

•	Moderate increase in lending, focused on profitable growth.

•	Positive performance of net interest income.

•	Increased cost of risk, affected by the impairment of the energy sector portfolio.

26	Business areas

Macro and industry trends

The United States economy seems to be proceeding at a steady, albeit gradual, pace after a modest start to 2016. The most recent data points to slower growth in the first quarter, partly as a purely seasonal adjustment. Household spending has remained in positive territory, but it is not as strong as would be expected in an environment of persistently low inflation with a buoyant labor market. Non-residential investment and investment in inventories, as well as exports, have slowed down in an environment of uncertainty regarding the strength of future demand. As a result, the forecast for U.S. GDP growth in 2016 remains unchanged at 2.5%.

In December, the Fed raised the target range for the interest rate for federal funds to 0.25-0.50%. It is expected to remain firm in its strategy of adapting monetary-policy changes to the information available at any given time, paying special attention to inflation.

With regard to the trend in the dollar’s exchange rate against the euro, there has been both a year-on-year and a quarterly depreciation in final exchange rates. Average exchange rates have appreciated slightly over the last twelve months. The currency’s impact on the financial statements has therefore been slightly positive in terms of earnings (compared with those registered in the same period last year), but negative in terms of activity and balance sheet (both over the last twelve months and in the quarter). All the comments below on rates of change will be expressed at constant exchange rates, unless expressly stated otherwise.

The financial sector remains in good shape, despite the low interest rate environment and the increase in loan-loss provisions. Growth in lending at the start of 2016 maintains a firm pace (up 8.1% in year-on-year terms through February 2016), with greater strength in commercial loans, which are up 14%, and commercial real estate loans, up 11%. On the liabilities side there has been a reduction in the proportion of time deposits due to low interest rates.

Activity

The year-on-year growth rates in gross lending to customers, which moderated during the second half of 2015, continued on this trend during the first quarter of 2016 (up 2.0% in the quarter and up 7.9% in the last

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q16	Δ%	Δ% (1)	1Q15
Net interest income	478	10.0	7.7	434
Net fees and commissions	147	(6.0)	(7.8)	156
Net trading income	46	(8.7)	(10.7)	51
Other income/expenses	(3)	n.m.	n.m.	7
Gross income	667	3.0	0.9	648
Operating expenses	(458)	6.3	4.3	(431)
Personnel expenses	(271)	10.8	8.6	(245)
General and administrative expenses	(140)	4.0	2.2	(134)
Depreciation and amortization	(47)	(8.7)	(10.5)	(52)
Operating income	210	(3.5)	(5.7)	217
Impairment on financial assets (net)	(95)	219.3	215.9	(30)
Provisions (net) and other gains (losses)	(40)	n.m.	n.m.	(2)
Income before tax	75	(59.5)	(60.5)	185
Income tax	(26)	(52.2)	(53.2)	(54)
Net incomes	49	(62.5)	(63.5)	131
Non-controlling interests	(0)	—	(2.1)	—
Net attributable profit	49	(62.5)	(63.5)	131

Balance sheet	31-03-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks	8,063	17.5	22.9	6,859
Financial assets	14,342	(0.9)	3.7	14,468
Loans and receivables	60,240	(2.7)	1.8	61,890
Loans and advances to customers	58,274	(2.5)	1.9	59,796
Loans and advances to credit institutions and other	1,966	(6.1)	(1.8)	2,094
Inter-area positions	—	—	—	—
Tangible assets	737	(5.5)	(1.2)	780
Other assets	2,465	0.3	4.9	2,457

Total assets/liabilities and equity	85,846	(0.7)	3.8	86,454

Deposits from central banks and credit institutions	5,286	(13.3)	(9.4)	6,100
Deposits from customers	62,997	(1.1)	3.4	63,715
Debt certificates	876	(4.9)	(0.6)	921
Subordinated liabilities	1,445	(1.0)	3.6	1,459
Inter-area positions	2,975	94.5	103.4	1,529
Financial liabilities held for trading	3,740	(2.7)	1.8	3,844
Other liabilities	5,113	(10.6)	(6.5)	5,718
Economic capital allocated	3,413	7.8	12.7	3,167

Relevant business indicators	31-03-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	59,088	(2.5)	2.0	60,599
Customer deposits under management (2)	60,163	(0.0)	4.6	60,173
Off-balance sheet funds (3)	—	—	—	—
Risk-weighted assets	59,590	0.3	4.9	59,429
Efficiency ratio (%)	68.6			68.6
NPL ratio (%)	1.4			0.9
NPL coverage ratio (%)	103			151
Cost of risk (%)	0.63			0.25

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

The United States	27

twelve months). This was the result of the area’s strategy of selective growth in the most profitable portfolios and segments.

Asset quality indicators continue to move within expected levels given the current economic cycle; however, the prolonged period of low oil prices which hit its lowest level during the first quarter of 2016, has negatively impacted the energy (exploration & production) and metal & mining (basic materials) portfolios. While this area maintains a conservatively underwritten and highly-collateralized portfolios in these industries (the exploration & production portfolio represents 3.6% of BBVA Compass loans), it experienced an increase in loans classified as non-performing during the quarter, like many other financial institutions. As a result, the NPL ratio increased from 0.9% at year-end to 1.4% at the end of the quarter. All the other portfolios maintain the NPL levels registered in previous quarters and up to now, all the segments of the energy portfolio other than exploration & production have not shown any material impact. The coverage ratio ended at 103%.

Customer deposits under management continued to experience strong growth, above the rate seen at the end of 2015: up 4.6% in the quarter and up 9.0% in the last year, supported by favorable performance of both current and savings accounts (up 4.2% and 5.9%, respectively) and time deposits (up 5.8% and 19.9%, respectively).

Earnings

The area generated a net attributable profit in the first quarter of 2016 of €49m, which represents a year-on-year decrease of 63.5%. The main features of the income statement have been:

•	Solid business activity levels and maintenance of spreads in the area resulted in net interest income growth of 7.7% year-on-year.

•	This trend in net interest income has offset the more sluggish performance in income from fees and commissions, which declined 7.8% over the same period.

•	Lower NTI compared to the figure registered in the first quarter of 2015. The good performance of the Global Markets unit in the quarter has not offset the capital gains registered the previous year from the sale of ALCO portfolios.

•	4.3% increase in operating costs as a result of the increase in headcount stemming from the incorporation of Simple and Spring Studio, and to the investments in the area’s transformation process.

•	Lastly, impairment losses on financial assets have increased, due to increased business activity and, primarily, to greater provisions following the downgrading of certain companies operating in the energy (exploration & production) and metal & mining (basic materials) sectors, which were affected by the aforementioned continued decline in oil prices. This has resulted in the area’s cost of risk rising from the cumulative 0.25% registered in 2015 to 0.63% in the first quarter of 2016.

28	Business areas

Turkey

Highlights
•	Sound economic growth in a complex geopolitical environment and with financial turmoil in the global markets.
•	Strong activity continues, focused on loans in Turkish lira to the business banking segment and foreign-currency deposits.
•	Favorable trend in revenues.
•	Good and superior performance of the main asset quality indicators.

Turkey	29

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q16	Δ% (1)	Δ% (1. 2)	1Q15
Net interest income	775	(7.9)	7.9	210
Net fees and commissions	181	(8.8)	6.8	50
Net trading income	10	n.m.	n.m.	(15)
Other income/expenses	10	(46.4)	(37.2)	5
Gross income	977	(2.3)	14.3	250
Operating expenses	(423)	(3.2)	13.3	(110)
Personnel expenses	(220)	(1.1)	15.7	(56)
General and administrative expenses	(159)	(9.6)	5.8	(44)
Depreciation and amortization	(44)	14.8	34.4	(10)
Operating income	554	(1.7)	15.1	140
Impairment on financial assets (net)	(121)	(8.3)	7.3	(33)
Provisions (net) and other gains (losses)	(9)	n.m.	n.m.	(0)
Income before tax	424	(1.3)	15.6	107
Income tax	(88)	3.8	21.6	(21)
Net income	336	(2.5)	14.1	86
Non-controlling interests	(203)	(2.0)	14.7	0
Net attributable profit	133	(3.4)	13.2	86

Balance sheet	31-03-16	Δ%	Δ% (2)	31-12-15
Cash and balances with central banks	9,473	4.2	5.4	9,089
Financial assets	14,778	(1.5)	(0.4)	15,006
Loans and receivables	62,871	3.6	4.7	60,702
Loans and advances to customers	56,307	2.0	3.2	55,182
Loans and advances to credit institutions and other	6,564	18.9	20.3	5,520
Tangible assets	1,393	(1.0)	0.1	1,406
Other assets	2,817	0.6	1.7	2,801

Total assets/liabilities and equity	91,332	2.6	3.8	89,003

Deposits from central banks and credit institutions	16,112	(4.2)	(3.2)	16,823
Deposits from customers	49,314	4.6	5.8	47,148
Debt certificates	7,956	0.0	1.1	7,954
Subordinated liabilities	0	(99.5)	(99.5)	51
Financial liabilities held for trading	951	12.8	14.1	843
Other liabilities	14,432	(0.6)	0.5	14,521
Economic capital allocated	2,566	54.3	56.1	1,663

Relevant business indicators	31-03-16	Δ%	Δ% (2)	31-12-15
Loans and advances to customers (gross) (3)	58,877	1.9	3.1	57,768
Customer deposits under management (3)	45,109	4.0	5.1	43,393
Off-balance sheet funds (4)	3,657	1.0	2.1	3,620
Risk-weighted assets	76,085	4.5	5.7	72,778
Efficiency ratio (%)	43.3			47.7
NPL ratio (%)	2.8			2.8
NPL coverage ratio (%)	129			129
Cost of risk (%)	0.84			1.11

(1)	Variations taking into account the financial statements of Garanti Group calculated by the full integration method since January 1, 2015, without involving a change of the data already published.
(2)	Figures at constant exchange rate.
(3)	Excluding repos.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

Economic growth in Turkey has once again picked up in the fourth quarter of 2015 to 5.7%, with an annual average of 4%. This high rate of growth is particularly remarkable in a complex geopolitical environment and with financial tensions in the global markets to which the Turkish economy is vulnerable. Growth has been supported mainly by increased private consumption, influenced by a combination of expansive demand economic policies and low oil prices.

Inflation fell to 7.5% according to the latest available data as of March 2016. Overall, the expected depreciation of the exchange rate (so far this year, the Turkish lira has lost 1.1% in final exchange rates) and the effect of increased domestic demand will add pressure to inflation in the second half 2016. In this scenario, even though the Central Bank of Turkey (CBRT) could seize the window of opportunity in the short term to cut interest rates, it would have to raise them again later on in the year to anchor inflation expectations.

The Turkish financial sector maintains a moderate rate of loan growth. Not including the effect of the depreciation of the Turkish lira on loans in foreign currency, the year-on-year increase is closer to 10%, according to the latest available information as of March 2016. Fund gathering has also slowed its growth, although it has registered double-digit year-on-year gains. Meanwhile, the NPL ratio remains at relatively low levels in the international comparison, and continues to be one of the sector’s main strengths (3.2% as of March according to BRSA –Banking Regulation and Supervision Agency– weekly database). Lastly, the sector has sound levels of capitalization.

Activity

BBVA’s stake in Garanti (39.9% since the third quarter of 2015) has been incorporated into the Group’s financial statements since then by the full integration method. The above has had an impact on the year-over-year rates of change in earnings, balance-sheet and activity of this area due to the change in the scope of consolidation. In order to make comparison against 2015 easier, rates of change are shown by taking into account the stake in Garanti on an equivalent basis, i.e. including it as if it had been incorporated by the full integration method since January 1, 2015 (hereinafter “Turkey on a comparable

30	Business areas

basis or Turkey proforma”). In addition, all the comments below on rates of change will be expressed at constant exchange rates, unless expressly stated otherwise.

The area’s gross lending to customers has increased so far this year by 3.1%, which represents year-on-year growth of 14.0%. In the first quarter of 2016, Garanti’s strategy was focused on selective growth in the more profitable products. Thus, loans in Turkish lira continue to be the main driver for the entity. Garanti Bank registered an increase above that obtained by the sector in this portfolio. This increase is due mainly to the positive trend in business banking loans, the residential mortgage portfolio and in general purpose loans (basically consumer loans), portfolios in which Garanti further strengthened its market position. Loans in foreign currency (also in Garanti Bank) are up 4.0% in the first quarter of 2016 and 2.0% since the end of the first quarter of 2015, strongly affected by project finance.

Good performance over the quarter in the main asset-quality indicators. The balance of non-performing loans has been almost flat (up 0.3%). Thus, the NPL ratio remains stable at 2.8%, below the average for the sector, while the coverage ratio also remains at the same levels registered at the close of 2015, at 129%.

On the liabilities side, customer deposits under management are up 5.1% since the end of December 2015 (up 16.1% year-on-year). Worth noting is the positive trend in time deposits over the quarter (up 6.6%) and current and savings accounts over the last year (up 22.2%). This is explained basically by the increase in funds in foreign currency.

Lastly, of particular note is the good capital management carried out by Garanti, thanks to which the bank maintains strong solvency levels, among the highest in its peer group.

Earnings

Turkey generated a net attributable profit of €133m in the first quarter of 2016, up 13.2% on the figure registered in the same period in 2015. The most relevant aspects of earnings in the area are summarized below:

•	Good performance of net interest income, which is up 7.9%, despite the fact that starting in 2016 the cost of swaps is included under this heading (in previous periods it was incorporated under NTI). The increased cost of deposits has been offset by higher business volumes and the repricing of new loan production.

•	Favorable trend also in income from fees and commissions, despite the negative effect from the suspension of account maintenance and administration fees (in January 2016, the Turkish Council of State suspended temporarily the collection of this type of fees. Garanti stopped charging them from February onwards). The growth in this heading is supported by the increase in fees for payment and collection services and by greater diversification of these revenues. Fees from activities such as insurance, remittances, brokerage, etc. are up.

•	Positive contribution from NTI, €10m in the quarter, which compares with a negative figure for the same period of last year. This good performance is explained by the favorable trend in the Global Markets unit and by the inclusion of the cost of swaps in the net interest income starting in 2016, as mentioned above (in previous periods it was included under this heading).

•	Decline in the year-on-year rate of growth in operating expenses compared to the figure for 2015. This heading continues to be affected by the impact of the depreciation of the Turkish lira on cost headings denominated in foreign currency, the still high inflation rate and the investments made in the upgrading, modernization and digitalization of traditional channels. The efficiency ratio has improved compared to the figure for 2015 and stands at 43.3%.

•	Lastly, 7.3% year-on-year growth in impairment losses on financial assets, below the growth in lending activity, with a favorable impact on the area’s cost of risk, which in the cumulative figure to 31-Mar-2016 stands at 0.84%.

Turkey	31

Mexico

Highlights

•	Strong lending and good performance of deposits.

•	Positive trend in recurring revenues.

•	Operating expenses grow below gross income.

•	Stability in risk indicators, which continue to be better than those of the peer group.

32	Business areas

Macro and industry trends

Mexico’s GDP lost steam in the second half of 2015 and this trend has probably continued into the start of 2016, given the deterioration in exports and public spending. Nevertheless, the outlook is still for growth of 2.2% in 2016, thanks to the expected performance of private consumption in an environment of increasing employment and inflation anchored at levels close to 3%, which is the Mexican Central Bank’s target. In this situation an additional interest-rate hike can be expected from the current 3.75% to 4% by the end of the year.

Over the quarter, interest rates have reflected global risk premiums, oil prices and the reforms announced in PEMEX. Overall, according to data as of the close of March 2016, the Mexican peso has depreciated by 15.7% over the last three months in terms of final rates (down 3.4% in year-on-year terms), which has a negative impact on the area’s financial statements.

The country’s financial system remains highly solvent, with a total capital adequacy ratio of 14.6% as of January 2016, according to the latest information available from the National Securities Banking Commission (CNBV). The NPL ratio is still falling (2.6% in February 2016, according to the latest public information from the CNBV). In terms of activity, in February 2016 the balance of the loans granted by retail banks to the private sector posted a nominal year-on-year rise of 14.6%, boosted by growth in commercial lending (due to the exchange-rate impact), and consumer finance. Mortgage lending has grown by 11.2%, in line with the strength observed in the last quarter of 2015. Deposit gathering (up 10.4% year-on-year according to February figures) was weaker, in both demand and time deposits.

Activity

All the comments below on rates of change will be given at constant exchange rates, unless expressly stated otherwise.

According to data as of the close of the first quarter of 2016, BBVA in Mexico has performed well in lending, which has increased by 3.7% since the end of 2015, and 12.4% in year-on-year terms, with growth in each of its segments. Although the increase in the wholesale portfolio has once more been the most notable (up 3.8% so far this year, 13.4% year-on-year), the rate of increase in the retail portfolio has accelerated on previous quarters.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q16	Δ%	Δ% (1)	1Q15
Net interest income	1,290	(3.7)	13.9	1,339
Net fees and commissions	273	(7.6)	9.2	295
Net trading income	43	(17.1)	(2.0)	52
Other income/expenses	49	(29.3)	(16.5)	69
Gross income	1,654	(5.8)	11.4	1,755
Operating expenses	(599)	(7.6)	9.2	(649)
Personnel expenses	(263)	(8.6)	8.0	(288)
General and administrative expenses	(276)	(10.0)	6.4	(306)
Depreciation and amortization	(60)	10.8	31.1	(54)
Operating income	1,055	(4.6)	12.7	1,106
Impairment on financial assets (net)	(383)	(9.1)	7.5	(422)
Provisions (net) and other gains (losses)	(19)	n.m.	n.m.	10
Income before tax	652	(6.2)	11.0	695
Income tax	(163)	(4.0)	13.5	(169)
Net income	489	(6.9)	10.1	525
Non-controlling interests	(0)	98.2	134.3	(0)
Net attributable profit	489	(6.9)	10.1	525

Balance sheet	31-03-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks	5,829	(8.4)	(5.1)	6,363
Financial assets	31,970	(3.4)	0.0	33,097
Loans and receivables	49,479	(7.1)	(3.8)	53,285
Loans and advances to customers	47,312	(0.5)	3.1	47,534
Loans and advances to credit institutions and other	2,167	(62.3)	(61.0)	5,751
Tangible assets	2,067	(2.9)	0.5	2,130
Other assets	6,919	46.6	51.8	4,719

Total assets/liabilities and equity	96,263	(3.3)	0.1	99,594

Deposits from central banks and credit institutions	10,707	(16.5)	(13.5)	12,817
Deposits from customers	49,597	0.1	3.7	49,553
Debt certificates	4,341	(16.6)	(13.6)	5,204
Subordinated liabilities	4,382	(1.2)	2.3	4,436
Financial liabilities held for trading	6,729	(5.7)	(2.3)	7,134
Other liabilities	15,735	4.6	8.3	15,045
Economic capital allocated	4,771	(11.7)	(8.6)	5,404

Relevant business indicators	31-03-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	48,846	0.1	3.7	48,784
Customer deposits under management (2)	43,021	(0.7)	2.8	43,332
Off-balance sheet funds (3)	21,127	(2.0)	1.5	21,557
Risk-weighted assets	49,657	(2.4)	1.1	50,896
Efficiency ratio (%)	36.2			37.0
NPL ratio (%)	2.6			2.6
NPL coverage ratio (%)	119			120
Cost of risk (%)	3.19			3.28

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Mexico	33

Outstanding within the wholesale portfolio is lending to real estate developers, which has performed well since the third quarter of 2015, with growth of 7.5% so far this year and 25.9% in the last twelve months. Commercial lending (midsized companies and large corporations, not including the developer portfolio), which accounts for 79% of lending to the wholesale segment and 36% of the total balance of gross lending to customers in the area, has grown by 4.8% over the quarter and 16.1% year-on-year.

The retail portfolio ended the quarter with a rise of 3.2% since December and 12.3% on the close of March 2015. These increases continue to be boosted by consumer finance and SMEs, where growth has been 5.8% and 9.1% respectively compared with the close of 2015 (up 24.0% and 27.5% respectively in year-on-year terms). The strength of consumer finance is due to the good performance of pre-approved loans for the existing customer base. Credit cards, despite performing favorably in terms of new production (up 19.1% over the last year), have fallen slightly in the balance for the quarter by 0.2%, though over the last twelve months there has been a rise of 5.2%. This is due to the high level of prepayments and, to a lesser extent, to the effect of canceling the management agreement for a co-branded card with Walmart, which will continue to impact the first half of 2016. The mortgage portfolio grew over the quarter by 1.3% and year-on-year by 4.2%, figures that are comparatively better than those in previous quarters. There was outstanding performance in new mortgage loans, which posted a year-on-year growth of 15.2% in the first three months of the year.

As regards asset quality, there was stability in the NPL flows, leaving the NPL ratio at very similar levels to the close of 2015

(2.6%). The coverage ratio was also stable (119%). This means that BBVA in Mexico continues to have better risk indicators than the average of its peers.

Total customer funds (customer deposits under management, mutual funds, pension funds and other off-balance-sheet funds) grew over the quarter by 2.4% (up 9.2% year-on-year). All the products performed well: current and saving accounts increased by 13.6% in year-on-year terms (down 4.3% over the quarter) and time deposits grew by 8.8% (up 4.6% year-to-date).

There was also a positive performance over the quarter of off-balance-sheet funds, which grew by 1.5% (up 2.5% in year-on-year terms). All the above means that BBVA in Mexico can maintain a profitable funding mix, as lower-cost funds account for most of the funds managed by the area (46%).

Earnings

In the first quarter of the year, BBVA in Mexico had a net attributable profit of €489m. This represents a year-on-year rate of growth of 10.1%. The most significant aspects of the income statement are outlined below:

•	Positive performance of net interest income, which shows a year-on-year rise greater than in previous quarters: up 13.9%. This positive performance is explained by increased activity and maintenance of spreads.

•	Good performance of income from fees and commissions, which also accelerated its year-on-year growth to 9.2%, largely due to the positive trend in fees from credit cards (mainly from cash advances), as well as corporate and investment banking and cash management fees.

•	Slight decline in NTI (down 2.0% year-on-year) due to the difficulties in the financial markets during the period, despite the positive trend of the exchange-rate business.

•	Decline in other income/expenses (down 16.5% year-on-year), due to the rise in the contribution to the local Deposit Guarantee Fund (FGD) as a result of the increased volume of deposits. The income from the insurance business (up 2.3% year-on-year) has not offset the negative impact of this increased contribution.

•	As a result, gross income has increased year-on-year by 11.4%, which compares with the 9.2% rise in operating expenses. This positive trend in income and expenses is reflected by a clear improvement in the efficiency ratio, which closed March 2016 at 36.2%.

•	Impairment losses on financial assets have grown year-on-year by 7.5%, below the growth of lending. As a result, the cumulative cost of risk as of 31-Mar-2016 has fallen compared to the figure for 2015 to 3.19%.

34	Business areas

South America

Highlights

•	Strong activity.

•	High capacity to generate recurring revenues and favorable trend in NTI.

•	Expenses conditioned by investment plans, high inflation in some countries and the exchange-rate effect.

•	Slight worsening of risk indicators, strongly affected by the moderate environment, but improvement in the cost of risk.

South America	35

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q16	Δ%	Δ% (1)	1Q15
Net interest income	717	(10.6)	17.0	802
Net fees and commissions	141	(19.2)	5.2	174
Net trading income	160	(10.9)	49.9	180
Other income/expenses	(33)	n.m.	n.m.	2
Gross income	985	(15.0)	14.1	1,159
Operating expenses	(461)	(8.2)	19.9	(503)
Personnel expenses	(241)	(9.2)	18.3	(265)
General and administrative expenses	(197)	(6.4)	22.6	(210)
Depreciation and amortization	(23)	(12.8)	14.2	(27)
Operating income	524	(20.1)	9.5	656
Impairment on financial assets (net)	(131)	(4.4)	16.6	(137)
Provisions (net) and other gains (losses)	(18)	(64.3)	(22.1)	(50)
Income before tax	375	(19.9)	9.2	469
Income tax	(131)	(9.3)	29.9	(145)
Net income	244	(24.7)	0.6	324
Non-controlling interests	(62)	(36.1)	(17.5)	(97)
Net attributable profit	182	(19.8)	8.7	227

Balance sheet	31-03-16	Δ%	Δ% (1)	31-12-15
Cash and balances with central banks	10,865	(5.1)	0.5	11,447
Financial assets	9,300	(2.7)	0.4	9,561
Loans and receivables	46,208	(2.3)	1.1	47,284
Loans and advances to customers	42,509	(2.5)	0.6	43,596
Loans and advances to credit institutions and other	3,699	0.3	6.8	3,688
Tangible assets	673	(6.3)	1.5	718
Other assets	1,668	1.0	5.4	1,652

Total assets/liabilities and equity	68,714	(2.8)	1.0	70,661

Deposits from central banks and credit institutions	6,914	(14.3)	(13.1)	8,070
Deposits from customers	41,690	(0.7)	3.9	41,998
Debt certificates	4,776	(0.6)	0.4	4,806
Subordinated liabilities	1,974	(1.0)	0.1	1,994
Financial liabilities held for trading	3,056	(8.6)	(8.1)	3,342
Other liabilities	7,744	(1.0)	4.0	7,825
Economic capital allocated	2,559	(2.5)	3.5	2,626

Relevant business indicators	31-03-16	Δ%	Δ% (1)	31-12-15
Loans and advances to customers (gross) (2)	43,917	(2.3)	0.8	44,970
Customer deposits under management (3)	41,876	(0.4)	4.3	42,032
Off-balance sheet funds (4)	10,025	3.0	7.2	9,729
Risk-weighted assets	54,929	(2.2)	2.6	56,164
Efficiency ratio (%)	46.8			44.2
NPL ratio (%)	2.6			2.3
NPL coverage ratio (%)	118			123
Cost of risk (%)	1.18			1.26

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

Economic activity in South America continues to adapt to the deteriorating external environment of lower commodity prices and demand, together with global financial volatility. As a result, the cost of finance is rising. This less favorable external situation is leading to weaker private domestic demand and a decline in household and business confidence. Given the above, the Andean economies could grow by around 2.4% in 2016.

The central banks in the area are expected to maintain a policy of interest rate hikes to anchor inflation expectations, given the major depreciation of the region’s currencies in the last twelve months.

The financial sector remains sound, with acceptable capital adequacy ratios, good profitability and NPL ratios in check. In terms of activity, up to February 2016 lending maintained its dynamism, showing growth of 16% year-on-year. Deposits notwithstanding, grew at 10.8% in January.

Activity

Unless expressly stated otherwise, all percentage changes are expressed at constant exchange rates.

Gross lending to customers in the area performed well over the quarter (up 0.8% since 31-Dec-2015), particularly in the private individual segment, and with significant growth in Argentina, Colombia and Uruguay. By portfolio, within the private individual segment there was a positive performance since the close of 2015 of consumer finance (up 2.2% year to date), residential mortgages (up 2.0% in the same period) and credit cards (up 1.5% since the close of 2015). In year-on-year terms, lending has grown in South America at levels similar to those registered in December 2015: +14.7%.

The most notable in asset quality is the increase of the NPL ratio (up 25 basis points) and a reduction of the coverage ratio, both as a consequence of the moderate economic cycle. Each closed the first quarter of 2016 at 2.6% and 118% respectively.

On-balance-sheet and off-balance sheet customer funds have grown by 4.8% with respect to the close of 2015. Most of the geographical areas have performed well, particularly Colombia (up 12.9%) and Argentina (up 7.7%). This quarterly evolution has led to

36	Business areas

an increase in the average annual rate of growth of this heading, improving on the figure at the end of 2015 to reach 19.6%. By product, growth has been significant in all businesses. South America maintains a balanced mix, in which transactional customer funds are the main source of finance within the structure of deposits.

Earnings

In this situation, South America closed the first quarter of the year with a net attributable profit of €182m, a year-on-year increase of 8.7%. The most significant changes are summarized below:

•	Very good recurring revenue thanks to strong lending activity and growing customer spreads. Net interest income and income from fees and commissions grew at a year-on-year rate of 17.0% and 5.2%, respectively.

•	Positive performance of NTI, which has increased by more than 49.9% in the last twelve months. The most significant growth has been in Argentina (in a volatile but more favorable environment following the removal of exchange-rate restrictions known as the “cepo cambiario”) and Colombia (which includes additional earnings in the quarter from disposal of equity holdings).
•	Operating expenses have increased by 19.9% compared with the same period in 2015. Once more, the high rate of inflation in some countries, the negative effect of the exchange rate of currencies in the region against the U.S. dollar and the investments in several countries explain this trend.

•	Impairment losses on financial assets are growing at a similar pace as net interest income, with a positive trend despite moderation in the macroeconomic environment in the region. Overall, the cumulative cost of risk as of 31-March-2016 stands at 1.18%, which compares with 1.26% in 2015.

By country, Argentina has grown significantly in all its income lines thanks to strong activity and greater contribution from its portfolio investments, which offset the higher level of expenses, closely tied to inflation levels. Profit in Colombia continues to be based on the good performance of the more recurring revenues and NTI, despite the bigger increase of impairments. In Peru, the annual average growth rate of recurring revenues is accelerating (due to a combination of strong business activity and good price management). The growth in impairment losses on financial assets is below the growth in lending, though this has not resulted in a higher net attributable profit because of a lower contribution from NTI. In Chile, positive net interest income figures, lower loan-loss provisions and the increased stake in Forum have offset a more moderate income from fees and commissions and NTI.

South America. Relevant business indicators per country

(Million euros)

	Argentina		Chile		Colombia		Peru		Venezuela
	31-03-16	31-12-15	31-03-16	31-12-15	31-03-16	31-12-15	31-03-16	31-12-15	31-03-16	31-12-15
Loans and advances to customers (gross) (1, 2)	3,596	3,448	12,690	12,819	11,033	10,821	13,053	13,073	630	529
Customer deposits under management (1, 3)	4,766	4,532	8,674	8,807	11,696	10,331	11,660	11,914	1,118	887
Off-balance sheet funds (1, 4)	685	527	1,597	1,331	562	530	1,304	1,286	—	—
Risk-weighted assets (1)	7,223	7,737	14,151	13,451	12,218	10,930	16,961	17,115	1,421	1,141
Efficiency ratio (%)	48.3	51.3	54.7	47.0	39.9	38.9	38.9	34.9	63.2	33.3
NPL ratio (%)	0.6	0.6	2.5	2.3	2.7	2.3	3.0	2.8	0.5	0.6
NPL coverage ratio (%)	489	517	72	72	130	137	120	124	506	457
Cost of risk (%)	1.13	1.52	0.91	1.05	1.59	1.55	1.19	1.40	1.39	0.43

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	1Q16	Δ%	Δ% at constant exchange rates	1Q15	1Q16	Δ%	Δ% at constant exchange rates	1Q15
Argentina	145	(2.3)	59.1	149	66	10.3	79.7	60
Chile	70	(20.5)	(12.6)	88	28	(7.5)	1.7	30
Colombia	124	(18.0)	5.9	151	53	(27.1)	(5.9)	72
Peru	156	(11.7)	(2.5)	176	37	(18.4)	(9.9)	45
Venezuela	9	(89.1)	(61.5)	79	(10)	n.m.	n.m.	15
Other countries (1)	20	64.6	156.0	12	9	71.1	259.5	5

Total	524	(20.1)	9.5	656	182	(19.8)	8.7	227

(1)	Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America	37

Rest of Eurasia

Highlights

•	Improved lending activity.

•	Significant increase in customer deposits.

•	Lower contribution from NTI.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q16	Δ%	1Q15
Net interest income	43	(0.2)	43
Net fees and commissions	43	(6.1)	46
Net trading income	24	(66.9)	73
Other income/expenses	1	n.m.	(1)
Gross income	112	(30.5)	161
Operating expenses	(85)	(6.1)	(90)
Personnel expenses	(49)	(5.4)	(51)
General and administrative expenses	(33)	(6.3)	(35)
Depreciation and amortization	(3)	(14.5)	(4)
Operating income	27	(61.6)	71
Impairment on financial assets (net)	2	n.m.	(22)
Provisions (net) and other gains (losses)	(2)	n.m.	4
Income before tax	27	(48.0)	53
Income tax	(10)	(47.9)	(19)
Net income	18	(48.1)	34
Non-controlling interests	—	—	—
Net attributable profit	18	(48.1)	34

Balance sheet	31-03-16	Δ%	31-12-15
Cash and balances with central banks	456	(55.8)	1,031
Financial assets	1,841	(1.5)	1,868
Loans and receivables	17,262	5.4	16,377
Loans and advances to customers	16,155	3.7	15,579
Loans and advances to credit institutions and other	1,106	38.6	798
Inter-area positions	3,700	(2.4)	3,790
Tangible assets	40	(4.1)	42
Other assets	338	(6.3)	360

Total assets/liabilities and equity	23,636	0.7	23,469

Deposits from central banks and credit institutions	5,901	10.0	5,364
Deposits from customers	15,613	3.7	15,053
Debt certificates	0	(1.2)	0
Subordinated liabilities	314	(1.0)	317
Inter-area positions	—	—	—
Financial liabilities held for trading	89	3.8	85
Other liabilities	463	(66.5)	1,381
Economic capital allocated	1,256	(1.0)	1,269

Macro and industry trends

In the Eurozone, low oil prices and an expansive monetary policy have contributed to GDP growth. The main pillar of this growth continues to be household consumption, given the strong labor market and the low level of inflation, which contribute to the real increase in household disposable income. In the first quarter of 2016, GDP is expected to repeat the quarterly figure of 0.3% posted in the fourth quarter of 2015, despite the deteriorating external environment.

Increased global financial volatility and the depreciation of the currencies of emerging economies are largely the result of the current situation in China. The slowdown in growth in the second half of 2015 has led to a new round of fiscal and monetary stimuli aimed at offsetting the deterioration of the manufacturing sector and the effects of increased domestic financial tension due to the falls in the stock market and the devaluation of the renminbi. The downside risks for the outlook in China can be explained by the difficult balance between continuing to improve the allocation of resources with a greater weight in the market and seeking a “soft landing” for the economy.

Activity and earnings

The loan book closed the quarter with a 3.6% increase year to date (down 0.8% on the figure for the same period last year). Worth noting is its positive performance in Europe (up 9.5% in the quarter and 1.8% over the last twelve months).

Asset quality showed a slight deterioration in the quarter as a consequence of the current economic cycle: the NPL ratio stands at 2.6% and the coverage ratio at 91%.

38	Business areas

Financial statements and relevant business indicators

(Million euros and percentage)

Relevant business indicators	31-03-16	Δ%	31-12-15
Loans and advances to customers (gross) (1)	16,725	3.6	16,143
Customer deposits under management (1)	15,523	3.8	14,959
Off-balance sheet funds (2)	335	1.0	331
Risk-weighted assets	15,730	2.3	15,375
Efficiency ratio (%)	75.7		74.4
NPL ratio (%)	2.6		2.5
NPL coverage ratio (%)	91		96
Cost of risk (%)	(0.12)		0.02

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

Customer deposits under management also show a positive trend and are up 3.8% compared with the figure for the end of 2015. Of particular note is the significant year-on-year increase of this heading in the area (up 20.7%), as a result of increased activity with customers in both Europe and Asia.

The following is worth mentioning as regards the income statement:

•	Year-on-year decline in gross income of 30.5%, due basically to the impact of the current global macro environment, reduced generation of income from fees and commissions and a scenario of very low interest rates, which has led to a narrowing of spreads that has not been offset by the strong activity. What is more, the comparison is with an exceptionally high first quarter of 2015. In turn, the limited transactions in the debt capital markets (DCM) compared with the same period in 2015 and the unfavorable bond spreads of the peripheral European countries have had a negative effect on the gross income of the Global Markets unit.

•	Operating costs remain under control: they are down 6.1% year-on-year, while impairment losses on financial assets continue to come down.

•	All this has generated a net attributable profit of €18m in cumulative terms, which represents a year-on-year reduction of 48.1%, but an 87.8% increase compared with the profit for the fourth quarter of 2015. This figure is in line with the average quarterly profit generation in the area in 2015.

Rest of Eurasia	39

Corporate Center

Financial statements

(Million euros)

Income statement	1Q16	Δ%	1Q15
Net interest income	(132)	6.9	(124)
Net fees and commissions	(16)	(28.0)	(22)
Net trading income	(4)	n.m.	96
Other income/expenses	(27)	0.5	(27)
Gross income	(180)	133.6	(77)
Operating expenses	(214)	6.6	(201)
Personnel expenses	(108)	(1.0)	(110)
General and administrative expenses	(25)	(17.8)	(30)
Depreciation and amortization	(81)	31.9	(62)
Operating income	(394)	41.7	(278)
Impairment on financial assets (net)	0	(80.1)	2
Provisions (net) and other gains (losses)	(17)	110.8	(8)
Income before tax	(410)	44.6	(284)
Income tax	128	48.9	86
Net income from ongoing operations	(282)	42.7	(198)
Results from corporate operations (1)	—	—	583
Net income	(282)	n.m.	385
Non-controlling interests	(0)	(98.9)	(4)
Net attributable profit	(282)	n.m.	381
Net attributable profit excluding corporate operations	(282)	39.7	(202)

(1)	2015 includes the capital gains from the various sale operations equivalent to 5.6% of BBVA Group’s stake in CNCB.

Balance sheet	31-03-16	Δ%	31-12-15
Cash and balances with central banks	3	39.5	2
Financial assets	2,730	(5.4)	2,885
Loans and receivables	130	(4.6)	136
Loans and advances to customers	130	(4.6)	136
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	2,847	(0.6)	2,865
Other assets	20,398	(9.7)	22,593

Total assets/liabilities and equity	26,108	(8.3)	28,481

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	5,534	(5.5)	5,857
Subordinated liabilities	4,670	0.7	4,636
Inter-area positions	(12,486)	28.0	(9,755)
Financial liabilities held for trading	—	—	—
Other liabilities	4,655	(11.2)	5,242
Shareholders’ funds	50,703	2.8	49,315
Economic capital allocated	(26,968)	0.6	(26,814)

The Corporate Center’s income statement is influenced mainly by:

•	Lower contribution from NTI compared to the first three months of 2015, when capital gains from the Holdings in Industrial and Financial Companies unit were booked.

•	Lack of corporate operations. Earnings from corporate operations in 2015 basically includes €583m in capital gains after tax from the various sale operations equivalent to 5.6% of BBVA Group’s stake in CNCB (no amount in the first quarter of 2016).

The Corporate Center posted a negative cumulative result of €282m, which compares with a negative net attributable profit excluding corporate operations of €202m in the first quarter of 2015.

40	Business areas

Annex

Other information: Corporate & Investment Banking

Highlights

•	Environment conditioned by the difficult situation in the financial markets.

•	Positive performance in lending.

•	Profit influenced by a lower contribution from NTI and increased loan-loss provisions.

•	The difficult environment has affected the asset quality indicators.

Other information: Corporate & Investment Banking	41

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q16	Δ%	Δ%(1)	1Q15
Net interest income	345	0.8	10.1	342
Net fees and commissions	151	(19.6)	(14.8)	188
Net trading income	78	(65.9)	(60.3)	228
Other income/expenses	27	72.0	58.8	16
Gross income	600	(22.4)	(14.6)	773
Operating expenses	(244)	(1.2)	3.3	(247)
Personnel expenses	(127)	(1.3)	2.4	(128)
General and administrative expenses	(92)	(6.8)	(1.0)	(99)
Depreciation and amortization	(25)	26.9	30.7	(20)
Operating income	356	(32.3)	(23.6)	526
Impairment on financial assets (net)	(102)	274.8	273.9	(27)
Provisions (net) and other gains (losses)	(36)	n.m.	n.m.	(0)
Income before tax	218	(56.2)	(50.3)	499
Income tax	(77)	(46.0)	(39.0)	(142)
Net income	142	(60.3)	(54.9)	357
Non-controlling interests	(22)	(50.8)	(31.6)	(45)
Net attributable profit	119	(61.6)	(57.6)	311

Balance sheet	31-03-16	Δ%	Δ%(1)	31-12-15
Cash and balances with central banks	5,037	24.0	29.4	4,063
Financial assets	92,605	2.5	3.3	90,367
Loans and receivables	79,704	(5.7)	(4.4)	84,544
Loans and advances to customers	57,480	(0.8)	0.8	57,944
Loans and advances to credit institutions and other	22,224	(16.5)	(15.5)	26,601
Inter-area positions	—	—	—	—
Tangible assets	46	1.1	4.1	45
Other assets	3,860	0.6	1.2	3,837

Total assets/liabilities and equity	181,252	(0.9)	0.3	182,856

Deposits from central banks and credit institutions	48,770	(10.3)	(9.4)	54,362
Deposits from customers	55,198	4.4	6.0	52,851
Debt certificates	(14)	(60.2)	(64.8)	(36)
Subordinated liabilities	2,098	1.1	3.7	2,075
Inter-area positions	12,513	30.8	35.9	9,568
Financial liabilities held for trading	55,129	(0.3)	0.2	55,274
Other liabilities	3,047	(27.6)	(26.6)	4,207
Economic capital allocated	4,511	(1.0)	0.8	4,557

Relevant business indicators	31-03-16	Δ%	Δ%(1)	31-12-15
Loans and advances to customers (gross) (2)	54,442	0.3	2.0	54,281
Customer deposits under management (2)	41,329	(4.9)	(3.2)	43,478
Off-balance sheet funds (3)	1,376	27.0	33.2	1,084
Efficiency ratio (%)	40.6			35.0
NPL ratio (%)	1.7			1.4
NPL coverage ratio (%)	72			86
Cost of risk (%)	0.37			0.21

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

Macro and industry trends

The most relevant macroeconomic and industry aspect affecting the Group’s wholesale business is still the difficult situation of the financial markets. Although there has been a recovery in recent weeks, it has been rather weak. The main uncertainties are still associated with the rate of growth of the Chinese economy and the volatility in oil prices.

•	There are no compelling reasons to reduce the uncertainty regarding the rate of growth in China or the expectations of a depreciation of the renminbi.

•	The recent increase in oil prices is supported by temporary or uncertain factors such as a possible quota agreement, which has not materialized.

Overall, the following is worth mentioning in this regard:

•	Deterioration in the macroeconomic outlook in emerging markets.

•	High volatility on the currency markets.

•	Low levels of activity in the markets and risk aversion.

•	Continued low commodity prices.

Activity

All the comments below on rates of change will be expressed at constant exchange rates, unless expressly stated otherwise.

The main aspects of the Group’s wholesale business activity are:

•	Good performance of gross lending to customers, which as of 31-Mar-2016 grows 2.0% since year-end 2015 and 9.2% year-on-year. By geographical areas, good performance of the United States (up 7.7% and 11.8% respectively), Mexico (up 9.1% and 15.1% respectively), and to a lesser extent Spain (down 0.9% year-to-date but up 10.2% year-on-year) with the main driver being Corporate Lending. This positive trend in lending has been accompanied by high pressure on prices due to market reality and excess liquidity, although there has been a significant effort in lending operations by both Global Finance and Global Transaction Banking to increase customer spreads.

42	Annex

•	Asset quality indicators have performed unfavorably so far this year, with an NPL ratio of 1.7% and a coverage ratio of 72%. However, it should be noted that these indicators were already at very positive levels.

•	Customer deposits under management as of 31-Mar-2016 they were 3.2% below the figure for the close of 2015, but 12.0% up on the figure as of 31-Mar-2015. However, the results by geographical area varied. There was notable growth in Eurasia (up 5.8% in the quarter and 34.7% year-on-year) and the United States (up 1.0% and 45.8% respectively). Worth of note in South America is the good management of customer fund management, which is helping change the mix to more profitable products.

Earnings

CIB generated a net attributable profit in the first quarter of 2016 of €119m, 28.9% below the figure for the previous quarter and 57.6% below that for the same period in 2015, largely due to loan-loss provisions. The most significant aspects of the CIB income statement are as follows:

•	A slight increase in gross income, up 1.8% on the previous quarter, although it is 14.6% below the figure for the first quarter of 2015, mainly due to the difficult market situation mentioned above, with limited activity in the banking business and lack of one-off transactions.

The Deep Blue commercial plan has been implemented in Global Finance to address this difficult situation. The plan is at the origination stage and aims to maximize business and product profitability, with a focus on 40 clients in Europe and 67 in the Americas.

Of note in Global Markets is the slowdown in DCM activity, particularly in Europe, and at the same time the very positive performance of the exchange-rate business, especially in South America, where the volatility of local currencies is leveraged to generate earnings.

With respect to Corporate Finance, in the first quarter of 2016 BBVA has participated in Europe in the accelerated bookbuild offering of a block of shares in the Dutch insurance company NN Group (€1,023m) and the capital increase of Arcelor Mittal (€2,777m). In Spain, BBVA has been the agent bank for the Repsol scrip dividend (€228m). These first months of the year have featured very limited levels of activity in the Spanish equity market. However, excellent marketing work has been carried out, thanks to which BBVA expects to obtain numerous mandates.

•	Operating expenses have increased by 3.3% on the same period in 2015. The key to this figure continues to be growth in technological costs, associated with the Investment Plan, and the close check being kept on personnel expenses.

•	Lastly, a major effort has been made over the quarter to increase provisions for impairment losses on financial assets, due mainly to the mentioned downgrades in the rating of the oil & gas portfolio in the United States.

Other information: Corporate & Investment Banking	43

Conciliation of the BBVA Group’s financial statements

These headings present the reconciliation of the Group’s income statements with Garanti using the equity method versus consolidation in proportion to the percentage of BBVA Group’s stake in the Turkish bank up to the second quarter of 2015 (25.01%). From the third quarter of 2015, BBVA’s stake in Garanti

(currently 39.9%) is consolidated by the full integration method. Therefore, the differences are due to periods prior to the third quarter of 2015. Furthermore, the corporate operations heading in the first quarter of 2015 includes the capital gains from the various sale operations equivalent to 5.6% of BBVA Group’s stake in CNCB.

Consolidated income statement BBVA Group

(Million euros)

	Garanti integrated proportionally in the first quarter of 2015 and with the corporate operations heading		Garanti by the equity method in the first quarter of 2015
	1Q16	1Q15	1Q16	1Q15
Net interest income	4,152	3,663	4,152	3,453
Net fees and commissions	1,161	1,077	1,161	1,027
Net trading income (1)	357	775	357	790
Dividend income	45	42	45	42
Income by the equity method	7	3	7	88
Other operating income and expenses	66	73	66	69
Gross income	5,788	5,632	5,788	5,469
Operating expenses	(3,174)	(2,776)	(3,174)	(2,667)
Personnel expenses	(1,669)	(1,460)	(1,669)	(1,405)
General and administrative expenses	(1,161)	(1,024)	(1,161)	(980)
Depreciation and amortization	(344)	(291)	(344)	(282)
Operating income	2,614	2,857	2,614	2,802
Impairment on financial assets (net)	(1,033)	(1,119)	(1,033)	(1,086)
Provisions (net)	(181)	(230)	(181)	(228)
Other gains (losses) (2)	(62)	(66)	(62)	671
Income before tax	1,338	1,442	1,338	2,159
Income tax	(362)	(386)	(362)	(520)
Net income from ongoing operations	976	1,056	976	1,639
Net income from discontinued operations	—	—	—	—
Results from corporate operations (3)	—	583	—	—
Net income	976	1,639	976	1,639
Non-controlling interests	(266)	(103)	(266)	(103)
Net attributable profit	709	1,536	709	1,536

(1)	Includes “Net trading income” and “Exchange rate differences (net)”.
(2)	Includes “Impairment losses on other assets (net)”, “Gains (losses) on derecognized assets not classified as non-recurrent assets held for sale” and “Gains (losses) in non-current assets held for sale not classified as discontinued operations”.
(3)	2015 includes the capital gains from the various sale operations equivalent to 5.6% of BBVA Group’s stake in CNCB.

44	Annex

BBVA INVESTOR RELATIONS

Headquarters

Ciudad BBVA. Calle Azul, 4

28050 Madrid

SPAIN

Telephone: +34 91 374 31 41

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 44th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

More information at:

http://shareholdersandinvestors.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 28, 2016	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez

	Title:	Authorised representative